Exhibit 99.1

20 21 Complete financial statements in PRUDENTIAL December 31, 2021

ITAÚ UNIBANCO HOLDING S.A. To our stockholders: We present the Executive Board Report and the financial statements of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL), for the periods from December 31, 2021 and December 31, 2020 for balance sheet accounts and January 1 to December 31, 2021 and 2020 for income statement accounts, which were prepared in accordance with Brazilian Central Bank (BACEN), Resolution No. 4,280 of October 31,2013 and Circular No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and Stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL Net income totaled R$ 26,515 million for the period and Net earnings per share – basic were R$ 2.71 and Net earnings per share—diluted were R$ 2.70. Stockholders’ equity totaled R$ 144,657 million. Assets and funds raised Assets totaled R$ 1,954,548 and were substantially composed of R$ 727,273 million of Interbank investments, Securities and Derivative financial instruments, and R$ 909,597 million of Operations with credit granting characteristics and Foreign exchange portfolio. Circular No. 3,068/01—BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “Held to maturity”, amounting to R$ 140,956 million, corresponding to only 29.0% of the total Securities and Derivative financial instruments. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, February 25, 2022. Executive Board Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen
Pedro Moreira Salles
Roberto Egydio Setubal

Vice President
Ricardo Villela Marino

Members
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Marco Ambrogio Crespi Bonomi
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman
Gustavo Jorge Laboissière Loyola

Members
Alexandre de Barros
Luciana Pires Dias
Otavio Yazbek
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman
José Caruso Cruz Henriques

Members
Alkimar Ribeiro Moura
Artemio Bertholini

Accountant
Arnaldo Alves dos Santos
CRC 1SP210058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
José Geraldo Franco Ortiz Júnior
José Virgilio Vita Neto
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (1)
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

(1) Group Head of Investor Relations and Market Intelligence.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 2.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2021	12/31/2020
Current and Non-current assets		**1,907,804**	**1,846,421**
Cash		**44,373**	**46,099**
Interbank investments	**3b and 4**	**241,601**	**293,221**
Money market		166,140	237,668
Interbank deposits		69,661	55,553
Voluntary investments with the Central Bank of Brazil		5,800	-
Securities and derivative financial instruments	**3c, 3d and 5**	**485,672**	**484,185**
Own portfolio		242,796	293,206
Subject to repurchase commitments		104,941	54,216
Pledged in guarantee		29,097	14,251
Deposited with the Central Bank of Brazil		5	6,019
Securities under resale agreements with free movement		39,941	40,378
Derivative financial instruments		68,881	76,104
Guarantee Assets		11	11
Interbank accounts		**160,354**	**134,260**
Pending settlement		55,727	44,171
Central Bank of Brazil deposits		104,592	90,059
National Housing System (SFH)		21	13
Correspondents		14	17
Interbranch accounts		**369**	**381**
Loan, lease and other credit operations	**6**	**775,795**	**663,474**
Operations with credit granting characteristics	3e	819,993	711,441
(Provision for loan losses)	3f	(44,198)	(47,967)
Other receivables		**196,374**	**221,927**
Current tax assets		7,557	9,180
Deferred tax assets	10b I	56,065	61,960
Sundry	9a	132,752	150,787
Other assets	**3g**	**3,266**	**2,874**
Assets held for sale		702	844
(Valuation allowance)		(345)	(529)
Prepaid expenses	9c	2,909	2,559
Permanent assets		**46,744**	**58,809**
Investments	**3h**	**25,018**	**39,896**
Investments in associates and joint ventures		24,700	39,596
Other investments		467	449
(Allowance for losses)		(149)	(149)
Real estate	**3i and 11**	**5,937**	**5,993**
Fixed assets		3,722	3,482
Other fixed assets		16,061	15,162
(Accumulated depreciation)		(13,846)	(12,651)
Goodwill and Intangible assets	**3j, 3k and 12**	**15,789**	**12,920**
Goodwill		192	237
Intangible assets		46,971	41,451
(Accumulated amortization)		(31,374)	(28,768)
Total assets		**1,954,548**	**1,905,230**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 3.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2021	12/31/2020
Current and Non-current liabilities		**1,795,858**	**1,754,381**
Deposits	**3b and 7b**	**860,024**	**814,689**
Demand deposits		158,572	135,309
Savings deposits		190,619	179,476
Interbank deposits		3,776	3,430
Time deposits		506,229	496,403
Other deposits		828	71
Deposits received under securities repurchase agreements	**3b and 7c**	**271,104**	**285,680**
Own portfolio		102,719	53,609
Third-party portfolio		115,511	156,602
Free portfolio		52,874	75,469
Funds from acceptances and issuance of securities	**3b and 7d**	**143,138**	**136,638**
Real estate, mortgage, credit and similar notes		79,421	73,108
Foreign loans through securities		62,960	62,571
Funding from strutured operations certificates		757	959
Interbank accounts		**64,307**	**51,202**
Pending settlement		64,011	50,862
Correspondents		296	340
Interbranch accounts		**8,995**	**7,947**
Third-party funds in transit		8,994	7,898
Internal transfer of funds		1	49
Borrowing and onlending	**3b and 7e**	**97,005**	**83,200**
Borrowing		86,229	71,744
Onlending		10,776	11,456
Derivative financial instruments	**3d and 5f**	**63,974**	**79,620**
Allowance for financial guarantees provided and loan commitments	**6c**	**4,784**	**4,250**
Provisions	**8b**	**15,869**	**15,832**
Other liabilities		**266,658**	**275,323**
Current tax liabilities	10c	8,388	6,551
Deferred tax liabilities	10b II	2,511	3,051
Subordinated debt	7f	75,036	74,916
Sundry	9d	180,723	190,805
Deferred income	**3p**	**3,178**	**3,184**
Total stockholders' equity of controlling shareholders	**13**	**144,657**	**136,702**
Capital		90,729	97,148
Capital reserves		2,247	2,323
Revenue reserves		56,752	40,434
Other comprehensive income	3c and 3d	(4,543)	(2,296)
(Treasury shares)		(528)	(907)
Non-controlling interests	12e	10,855	10,963
Total stockholders' equity		**155,512**	**147,665**
Total liabilities and stockholders' equity		**1,954,548**	**1,905,230**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 3.2

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income

(In millions of Reais, except for number of shares and earnings per share information)

	Note	2nd Half of 2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Income from financial operations		**90,270**	**146,204**	**123,773**
Loan, lease and other credit operations		54,206	93,735	79,879
Securities and Derivative financial instruments		32,396	46,325	40,948
Foreign exchange operations		1,121	2,531	704
Compulsory deposits		2,547	3,613	2,242
Expenses of financial operations		**(55,372)**	**(76,149)**	**(82,392)**
Money market		(35,758)	(51,803)	(55,450)
Borrowing and onlending	7e	(19,614)	(24,346)	(26,942)
Income from financial operations before loan losses		**34,898**	**70,055**	**41,381**
Result of allowance for loan losses	**6**	**(10,457)**	**(15,276)**	**(26,774)**
Expenses for allowance for loan losses		(12,170)	(18,477)	(30,154)
Income from recovery of credits written off as loss		1,713	3,201	3,380
Gross income from financial operations		**24,441**	**54,779**	**14,607**
Other operating revenues / (expenses)		**(5,661)**	**(16,337)**	**(11,463)**
Commissions and Banking Fees	9e	21,351	41,308	38,383
Personnel expenses	9g	(11,209)	(22,033)	(20,250)
Other administrative expenses	9h	(11,787)	(22,200)	(22,205)
Provision expenses	8	(1,159)	(3,435)	(3,543)
Provision for lawsuits civil		(415)	(795)	(874)
Provison for labor claims		(792)	(2,620)	(2,098)
Provison for tax and social security obligations		79	65	(24)
Other risks		(31)	(85)	(547)
Tax expenses	3o and 10a II	(3,724)	(7,560)	(5,671)
Equity in earnings of affiliates, jointly ventures and other investments	2d	3,905	5,022	10,849
Other operating revenues		1,334	2,296	2,000
Other operating expenses	9i	(4,372)	(9,735)	(11,026)
Operating income		**18,780**	**38,442**	**3,144**
Non-operating income		**574**	**798**	**598**
Income before taxes on income and profit sharing		**19,354**	**39,240**	**3,742**
Income tax and social contribution	**3o and 10a I**	**(5,305)**	**(11,347)**	**12,431**
Due on operations for the period		(1,763)	(5,574)	(6,939)
Related to temporary differences		(3,542)	(5,773)	19,370
Profit sharing – Management Members - Statutory	**13b**	**(108)**	**(205)**	**(109)**
Non-controlling interests	**13e**	**(386)**	**(1,173)**	**2,626**
Net income		**13,555**	**26,515**	**18,690**
Earnings per share - Basic	**16**			
Common		1.38	2.71	1.92
Preferred		1.38	2.71	1.92
Earnings per share - Diluted	**16**			
Common		1.38	2.70	1.91
Preferred		1.38	2.70	1.91
Weighted average number of shares outstanding - Basic	**16**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,818,741,579	4,818,741,579	4,801,324,161
Weighted average number of shares outstanding - Diluted	**16**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,883,534,958	4,873,042,114	4,843,233,835

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 3.3

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Comprehensive Income (In millions of Reais) 2nd Half of 01/01 to 01/01 to Note 2021 12/31/2021 12/31/2020 Consolidated Net income 13,941 27,688 16,064 Financial assets at available for sale (1,898) (2,735) (790) Change in fair value (3,547) (5,398) (288) Tax effect 1,274 1,953 (356) (Gains) / losses transferred to income statement 811 1,420 (265) Tax effect (436) (710) 119 Hedge (596) 705 (3,616) Cash flow hedge 5f V (80) 550 505 Change in fair value (203) 982 974 Tax effect 123 (432) (469) Hedge of net investment in foreign operation 5f V (516) 155 (4,121) Change in fair value (1,067) 168 (7,723) Tax effect 551 (13) 3,602 Remeasurements of liabilities for post-employment benefits (*) 41 45 (191) Remeasurements 17 61 64 (355) Tax effect (20) (19) 164 Foreign exchange variation in foreign investments 782 (262) 4,322 Total other comprehensive income (1,671) (2,247) (275) Total comprehensive income 12,270 25,441 15,789 Comprehensive income attributable to the owners of the parent company 11,884 24,268 18,415 Comprehensive income attributable to non-controlling interests 386 1,173 (2,626) (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 3.4

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Changes in Stockholders' Equity (Note 13)
(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Cumulative translation adjustments abroad	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 07/01/2021	**90,729**	**(528)**	**1,987**	**46,813**	**(365)**	**(1,526)**	**4,360**	**(5,341)**	**-**	**136,129**	**10,501**	**146,630**
Transactions with owners	-	-	260	-	-	-	-	-	-	260	52	312
Recognition of share-based payment plans	-	-	260	-	-	-	-	-	-	260	-	260
(Increase) / Decrease to the owners of the parent company (Note 13)	-	-	-	-	-	-	-	-	-	-	52	52
Other	-	-	-	10	-	-	-	-	-	10	-	10
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	28	28	-	28
Total comprehensive income	-	-	-	-	(1,898)	41	782	(596)	13,555	11,884	386	12,270
Consolidated net income	-	-	-	-	-	-	-	-	13,555	13,555	386	13,941
Other comprehensive income	-	-	-	-	(1,898)	41	782	(596)	-	(1,671)	-	(1,671)
Appropriations:												
Legal reserve	-	-	-	672	-	-	-	-	(672)	-	-	-
Statutory reserve	-	-	-	9,257	-	-	-	-	(9,257)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(586)	(586)	(84)	(670)
Interest on capital	-	-	-	-	-	-	-	-	(3,068)	(3,068)	-	(3,068)
Balance at 12/31/2021	**90,729**	**(528)**	**2,247**	**56,752**	**(2,263)**	**(1,485)**	**5,142**	**(5,937)**	**-**	**144,657**	**10,855**	**155,512**
Change in the period	**-**	**-**	**260**	**9,939**	**(1,898)**	**41**	**782**	**(596)**	**-**	**8,528**	**354**	**8,882**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,414**	**1,262**	**(1,339)**	**1,082**	**(3,026)**	**-**	**132,246**	**11,110**	**143,356**
Transactions with owners	-	367	344	-	-	-	-	-	-	711	2,988	3,699
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	144	-	-	-	-	-	-	144	-	144
(Increase) / Decrease to the owners of the parent company (Note 13)	-	-	-	-	-	-	-	-	-	-	2,988	2,988
Other	-	-	-	11	-	-	-	-	-	11	-	11
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	118	118	-	118
Total comprehensive income	-	-	-	-	(790)	(191)	4,322	(3,616)	18,690	18,415	(2,626)	15,789
Consolidated net income	-	-	-	-	-	-	-	-	18,690	18,690	(2,626)	16,064
Other comprehensive income	-	-	-	-	(790)	(191)	4,322	(3,616)	-	(275)	-	(275)
Appropriations:												
Legal reserve	-	-	-	935	-	-	-	-	(935)	-	-	-
Statutory reserves	-	-	-	12,885	-	-	-	-	(12,885)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,756)	(1,756)	(509)	(2,265)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)	-	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**40,434**	**472**	**(1,530)**	**5,404**	**(6,642)**	**-**	**136,702**	**10,963**	**147,665**
Change in the period	**-**	**367**	**344**	**4,020**	**(790)**	**(191)**	**4,322**	**(3,616)**	**-**	**4,456**	**(147)**	**4,309**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**40,434**	**472**	**(1,530)**	**5,404**	**(6,642)**	**-**	**136,702**	**10,963**	**147,665**
Transactions with owners	-	379	111	-	-	-	-	-	-	490	(1,197)	(707)
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans	-	-	(82)	-	-	-	-	-	-	(82)	-	(82)
(Increase) / Decrease to the owners of the parent company (Note 13)	-	-	-	-	-	-	-	-	-	-	(1,197)	(1,197)
Partial spin-off (Note 2d)	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)	-	(9,920)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	102	102	-	102
Total comprehensive income	-	-	-	-	(2,812)	45	(239)	681	26,515	24,190	1,173	25,363
Consolidated net income	-	-	-	-	-	-	-	-	26,515	26,515	1,173	27,688
Other comprehensive income	-	-	-	-	(2,812)	45	(239)	681	-	(2,325)	-	(2,325)
Appropriations:												
Legal reserve	-	-	-	1,312	-	-	-	-	(1,312)	-	-	-
Statutory reserves	-	-	-	18,232	-	-	-	-	(18,232)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,466)	(1,466)	(84)	(1,550)
Interest on capital	-	-	-	-	-	-	-	-	(5,607)	(5,607)	-	(5,607)
Balance at 12/31/2021	**90,729**	**(528)**	**2,247**	**56,752**	**(2,263)**	**(1,485)**	**5,142**	**(5,937)**	**-**	**144,657**	**10,855**	**155,512**
Change in the period	**(6,419)**	**379**	**(76)**	**16,318**	**(2,735)**	**45**	**(262)**	**705**	**-**	**7,955**	**(108)**	**7,847**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
(2) Includes Cash flow hedge and hedge of net investment in foreign operation.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021
3.5

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	2nd Half of 2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Adjusted net income		**74,716**	**106,989**	**47,079**
Net income		13,555	26,515	18,690
Adjustments to net income:		61,161	80,474	28,389
Share-based payment		260	(20)	217
Effects of changes in exchange rates on cash and cash equivalents		36,855	40,703	7,481
Allowance for loan losses	6c	12,170	18,477	30,154
Interest and foreign exchange income related to operations with subordinated debt		18,768	24,279	20,775
Depreciation and amortization		2,707	5,131	4,827
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	8b	133	559	879
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	8b	1,188	3,483	3,588
Interest income from escrow deposits		(217)	(357)	(327)
Deferred taxes (excluding hedge tax effects)		6,522	8,611	(1,669)
Equity in earnings of associates, joint ventures and other investments		(3,905)	(5,022)	(10,849)
Income from foreign exchange income related to available-for-sale securities		(11,239)	(15,167)	(20,756)
Income from foreign exchange income related to held-to-maturity securities		(5,706)	(5,501)	(7,083)
Income from sale of available-for-sale financial assets		811	1,420	(265)
Income from sale of investments, assets held for sale and fixed assets		(3)	(97)	(110)
Non-controlling interests	13e	386	1,173	(2,626)
Other		2,431	2,802	4,153
Change in assets and liabilities		**(2,538)**	**(71)**	**19,836**
(Increase) / Decrease in assets				
Interbank investments		(14,303)	50,925	(43,773)
Securities and derivative financial instruments (assets / liabilities)		29,596	33,421	(79,937)
Compulsory deposits with the Central Bank of Brazil		(6,375)	(14,533)	1,189
Interbank and interbranch accounts (assets / liabilities)		(2,904)	2,604	4,635
Loan, lease and other credit operations		(107,034)	(131,056)	(145,441)
Other receivables and other assets		(673)	11,309	(21,170)
(Decrease) / Increase in liabilities				
Deposits		63,352	45,335	296,007
Deposits received under securities repurchase agreements		20,856	(14,576)	15,432
Funds for issuance of securities		15,513	6,500	(6,931)
Borrowing and onlending		11,228	13,805	6,807
Provisions and Other liabilities		(10,198)	(577)	(3,096)
Deferred income		(71)	(6)	476
Payment of income tax and social contribution		(1,525)	(3,222)	(4,362)
Net cash Provided by / (Used in) operating activities		**72,178**	**106,918**	**66,915**
Dividends / Interest on capital received from associates and joint ventures		1,033	7,019	2,290
Funds received from sale of available-for-sale securities		27,724	39,997	14,599
Funds received from redemption of held-to-maturity securities		968	9,456	11,729
(Purchase) / Disposal of Assets held for sale		184	376	635
Disposal of investments		8	90	50
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc.		(10)	(10)	-
Sale of fixed assets		35	161	240
Termination of intangible asset agreements		8	40	307
(Purchase) of available-for-sale securities		(18,602)	(57,891)	(45,594)
(Purchase) of held-to-maturity securities		(7,970)	(27,589)	(4,318)
(Purchase) of investments		(27)	(58)	13,712
(Purchase) of fixed assets	11	(782)	(1,382)	(1,659)
(Purchase) of intangible assets	12	(5,362)	(7,648)	(3,283)
Net cash Provided by / (Used in) investing activities		**(2,793)**	**(37,439)**	**(11,292)**
Subordinated debt obligations raisings		5,500	8,229	5,260
Subordinated debt obligations redemptions		(18,231)	(32,388)	(10,581)
Change in non-controlling interests		(32)	(1,281)	2,480
Income from delivery of treasury shares		-	510	494
Dividends and interest on capital paid to non-controlling interests		-	-	(1)
Dividends and interest on capital paid		(3,065)	(6,267)	(11,552)
Net cash Provided by / (Used in) financing activities		**(15,828)**	**(31,197)**	**(13,900)**
Net Increase / (Decrease) in cash and cash equivalents		**53,557**	**38,282**	**41,723**
Cash and cash equivalents at the beginning of the period		79,967	99,090	64,848
Effects of changes in exchange rates on cash and cash equivalents		(36,855)	(40,703)	(7,481)
Cash and cash equivalents at the end of the period	3a	96,669	96,669	99,090
Cash			44,373	46,099
Interbank deposits			12,441	3,833
Securities purchased under agreements to resell - Collateral held			34,055	49,158
Voluntary investments with the Central Bank of Brazil			5,800	-

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 3.6

ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements At 12/31/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 12/31 of 2021 and 2020 for income statement (In millions of Reais, except information per share) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.1

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with the National Monetary Council (CMN), Resolution No. 4,280 of October 31, 2013 and BACEN Circular 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflect the required regulation. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. With the entry into force of the BCB Resolution nº 2/2020, as from January 2021, the Balance Sheet accounts are presented in order of liquidity and enforceability. Leases are shown at present value in the Prudential Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Prudential Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL relate to the consolidation of subsidiaries located in Brazil and abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1 of CMN, Resolution No. 4,280 of October 31, 2013. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.2

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING PRUDENTIAL and its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2021	12/31/2020	12/31/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A. [2]	Real	Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Corpbanca Colombia S.A.	Colombian Peso	Colombia	Financial Institution	49.30%	34.16%	49.30%	34.16%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [3]	Chilean Peso	Chile	Financial Institution	56.60%	39.22%	56.60%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING PRUDENTIAL have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) New company name of Redecard S.A.

(3) ITAÚ UNIBANCO HOLDING PRUDENTIAL controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.3

c) Critical accounting estimates and judgments The preparation of Consolidated Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments. Topic Notes Consolidation 2c (I) and 2b Fair value of financial instruments 2c (II) and 15 Provision for loan losses 2c (III) and 6 Goodwill impairment 2c (IV) and 12 Deferred income tax and social contribution 2c (V) and 10 Defined benefit pension plans 2c (VI) and 17 Provisions, contingencies and legal obligations 2c (VII) and 8 (I) Consolidation—subsidiaries are all those in which ITAÚ UNIBANCO HOLDING PRUDENTIAL, either directly or through other subsidiaries, is the holder of partner rights that permanently ensure preponderance in corporate resolutions and the power to elect the majority of managers. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. (II) Fair value of financial instruments—the fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 15. (III) Provision for loan losses – The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING PRUDENTIAL is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: • 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting; and • Highest risk classification according to the operation, client, default, renegotiation, among others. The criteria for the provision for loan losses are detailed in Note 19. (IV) Goodwill impairment – The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.4

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. (V) Deferred income tax and social contribution—deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING PRUDENTIAL will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 10. (VI) Defined benefit pension plans—the current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 17. (VII) Provisions, Contingencies and Legal Obligations—ITAÚ UNIBANCO HOLDING PRUDENTIAL periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 8. d) Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving a result before taxes of R$ 4,001. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving a result in XP INC primary subscription of R$ 546. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. was 40.52%, which corresponded to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In General Meetings on October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, an ownership interest of XP INC. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.5

After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, approved by BACEN and subject to future approval by foreign regulatory bodies, as disclosed in Announcement to the Market of November 08, 2021. Itaú CorpBanca The Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. At the Extraordinary Stockholders’ Meeting of Itaú CorpBanca held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.6

Note 3 – Significant accounting policies a) Cash and cash equivalents—Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits, Money Market (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity; · Held to maturity securities –Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.7

· Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other assets—They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments—Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING PRUDENTIAL reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 12. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.8

k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders—Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. m) Provisions, Contingent Assets and Contingent Liabilities – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations and Tax and Social Security Obligations Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. n) Allowance for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.9

Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans—defined benefit plans The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as expenses, when due. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. r) Foreign currency translation I—Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING PRUDENTIAL defines the functional currency as the currency of the primary economic environment in which the entity operates. II—Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.10

Note 4 - Interbank investments

	12/31/2021						12/31/2020	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**138,828**	**26,537**	**-**	**775**	**166,140**	**68.8**	**237,668**	**81.1**
Collateral held [(1)]	32,886	7,183	-	775	40,844	16.9	55,672	19.0
Collateral repledge	101,879	12,634	-	-	114,513	47.4	155,825	53.1
Assets received as collateral with right to sell or repledge	14,218	12,634	-	-	26,852	11.1	24,157	8.2
Assets received as collateral without right to sell or repledge	87,661	-	-	-	87,661	36.3	131,668	44.9
Short position	4,063	6,720	-	-	10,783	4.5	26,171	9.0
Interbank deposits	**50,913**	**7,031**	**5,840**	**5,877**	**69,661**	**28.8**	**55,553**	**18.9**
Voluntary investments with the Central Bank of Brazil	**5,800**	**-**	**-**	**-**	**5,800**	**2.4**	**-**	**0.0**
Total [(2)]	**195,541**	**33,568**	**5,840**	**6,652**	**241,601**	**100.0**	**293,221**	**100.0**
% per maturity date	80.9	13.9	2.4	2.8	100.0			
Total at 12/31/2020	**228,653**	**49,038**	**8,353**	**7,177**	**293,221**			
% per maturity date	78.1	16.7	2.8	2.4	100.0			

(1) Includes R$ 9,266 (R$ 11,119 at 12/31/2020) related to Money market - Assets received as collateral with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

(2) Includes a securities valuation allowance in the amount of R$ (57) (R$ (6) at 12/31/2020).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.11

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	12/31/2021											12/31/2020
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**218,785**	**(1,609)**	**(1,375)**	**215,801**	**44.3**	**2,020**	**1,423**	**2,430**	**28,796**	**51,173**	**129,959**	**252,215**
Financial treasury bills	23,179	2	-	23,181	4.8	-	1,356	-	14,061	4,660	3,104	27,872
National treasury bills	66,057	(945)	(136)	64,976	13.3	2,009	-	2,369	2,765	20,272	37,561	97,105
National treasury notes	78,048	(652)	(1,209)	76,187	15.6	10	67	61	11,970	20,813	43,266	74,672
National treasury / Securitization	110	-	30	140	0.0	-	-	-	-	-	140	184
Brazilian external debt bonds	51,391	(14)	(60)	51,317	10.6	1	-	-	-	5,428	45,888	52,382
Government securities - abroad	**60,917**	**(20)**	**(330)**	**60,567**	**12.7**	**12,088**	**10,157**	**8,989**	**15,080**	**3,215**	**11,038**	**61,680**
Argentina	1,308	29	(4)	1,333	0.3	563	227	259	244	23	17	1,477
Chile	21,543	(2)	(160)	21,381	4.4	8,801	3,978	-	2	652	7,948	23,216
Colombia	3,938	(12)	(95)	3,831	0.8	41	184	698	272	57	2,579	8,089
Korea	5,604	-	-	5,604	1.2	-	-	1,113	4,121	370	-	3,936
Spain	6,132	-	-	6,132	1.3	-	210	-	3,932	1,990	-	4,870
United States	7,227	(35)	(2)	7,190	1.5	654	841	2,298	3,205	-	192	5,835
Italy	-	-	-	-	0.0	-	-	-	-	-	-	130
Mexico	12,424	-	(16)	12,408	2.6	1,769	3,752	4,255	2,613	-	19	10,232
Paraguay	1,512	-	(55)	1,457	0.3	49	339	58	658	123	230	2,950
Peru	7	-	-	7	0.0	-	-	-	-	-	7	4
Uruguay	1,222	-	2	1,224	0.3	211	626	308	33	-	46	941
Corporate securities	**140,723**	**(1)**	**(299)**	**140,423**	**28.8**	**12,611**	**2,479**	**5,096**	**7,740**	**15,165**	**97,332**	**94,186**
Shares	6,617	48	85	6,750	1.4	6,750	-	-	-	-	-	6,309
Rural product note	12,639	-	114	12,753	2.6	284	705	2,197	2,581	1,171	5,815	5,834
Bank deposit certificates	173	-	-	173	0.0	45	-	2	126	-	-	368
Real estate receivables certificates	4,732	(2)	(42)	4,688	1.0	-	3	4	4	7	4,670	5,324
Fund quotas	9,107	9	-	9,116	1.8	2,614	-	161	-	3,461	2,880	4,218
Credit rights	6,502	-	-	6,502	1.3	-	-	161	-	3,461	2,880	2,353
Fixed income	1,671	-	-	1,671	0.3	1,671	-	-	-	-	-	1,245
Variable income	934	9	-	943	0.2	943	-	-	-	-	-	620
Debentures	86,928	2	(501)	86,429	17.8	2,487	387	1,080	2,170	6,194	74,111	55,549
Eurobonds and other	10,241	(39)	1	10,203	2.1	373	45	108	2,152	2,036	5,489	7,607
Financial bills	1,141	(1)	(1)	1,139	0.2	-	-	3	216	732	188	639
Promissory notes	7,227	-	30	7,257	1.5	58	1,201	1,382	426	1,380	2,810	7,222
Other	1,918	(18)	15	1,915	0.4	-	138	159	65	184	1,369	1,116
Subtotal - securities	**420,425**	**(1,630)**	**(2,004)**	**416,791**	**85.8**	**26,719**	**14,059**	**16,515**	**51,616**	**69,553**	**238,329**	**408,081**
Trading securities	123,090	(1,630)	-	121,460	25.0	8,002	1,878	3,365	23,218	41,338	43,659	167,625
Available for sale securities	156,379	-	(2,004)	154,375	31.8	18,676	11,968	11,421	20,069	12,811	79,430	197,779
Held to maturity securities (*)	140,956	-	-	140,956	29.0	41	213	1,729	8,329	15,404	115,240	42,677
Derivative financial instruments	**41,869**	**27,012**	-	**68,881**	**14.2**	**15,337**	**6,161**	**6,030**	**5,630**	**8,839**	**26,884**	**76,104**
Total securities and derivative financial instruments (assets)	**462,294**	**25,382**	(2,004)	**485,672**	**100.0**	**42,056**	**20,220**	**22,545**	**57,246**	**78,392**	**265,213**	**484,185**
Derivative financial instruments (liabilities)	**(41,658)**	**(22,316)**	-	**(63,974)**	**100.0**	**(7,109)**	**(7,066)**	**(9,109)**	**(7,643)**	**(8,679)**	**(24,368)**	**(79,620)**

(*) Unrecorded adjustment to fair value in the amount of R$ 1,072 (R$ 2,530 at 12/31/2020) according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized impairment of R$ (170) (R$ (1,453) from 01/01 to 12/31/2020) of Financial Assets Available for Sale. The income related to Securities and Derivative financial instruments totaled R$ 2,029 (R$ (741) from 01/01 to 12/31/2020).

In the period from 01/01 to 12/31/2020, the result of Derivative Financial Instruments as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 20d).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.12

b) Summary by portfolio

	12/31/2021							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions	Total
Government securities - Brazil	**99,143**	**75,046**	**38,909**	**2,693**	**5**	**-**	**5**	**215,801**
Financial treasury bills	21,792	255	-	1,124	5	-	5	23,181
National treasury bills	45,451	18,223	-	1,302	-	-	-	64,976
National treasury notes	17,778	56,568	1,574	267	-	-	-	76,187
National treasury / Securitization	140	-	-	-	-	-	-	140
Brazilian external debt bonds	13,982	-	37,335	-	-	-	-	51,317
Government securities - abroad	**49,548**	**2,382**	**173**	**8,464**	**-**	**-**	**-**	**60,567**
Argentina	1,153	-	-	180	-	-	-	1,333
Chile	19,922	1,429	-	30	-	-	-	21,381
Colombia	3,584	-	75	172	-	-	-	3,831
Korea	3,284	-	-	2,320	-	-	-	5,604
Spain	3,951	-	-	2,181	-	-	-	6,132
United States	6,513	-	-	677	-	-	-	7,190
Italy	-	-	-	-	-	-	-	-
Mexico	9,514	-	-	2,894	-	-	-	12,408
Paraguay	496	953	-	8	-	-	-	1,457
Peru	7	-	-	-	-	-	-	7
Uruguay	1,124	-	98	2	-	-	-	1,224
Corporate securities	**94,105**	**27,513**	**859**	**17,940**	**-**	**-**	**6**	**140,423**
Shares	6,749	-	-	1	-	-	-	6,750
Rural product note	12,753	-	-	-	-	-	-	12,753
Bank deposit certificates	167	-	-	-	-	-	6	173
Real estate receivables certificates	4,688	-	-	-	-	-	-	4,688
Fund quotas	9,114	-	-	2	-	-	-	9,116
Credit rights	6,502	-	-	-	-	-	-	6,502
Fixed income	1,671	-	-	-	-	-	-	1,671
Variable income	941	-	-	2	-	-	-	943
Debentures	44,138	27,513	-	14,778	-	-	-	86,429
Eurobonds and other	9,344	-	859	-	-	-	-	10,203
Financial bills	1,139	-	-	-	-	-	-	1,139
Promissory notes	4,098	-	-	3,159	-	-	-	7,257
Other	1,915	-	-	-	-	-	-	1,915
Subtotal - securities	**242,796**	**104,941**	**39,941**	**29,097**	**5**	**-**	**11**	**416,791**
Trading securities	64,118	52,822	1,845	2,659	5	-	11	121,460
Available for sale securities	96,639	45,871	3,138	8,727	-	-	-	154,375
Held to maturity securities	82,039	6,248	34,958	17,711	-	-	-	140,956
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**68,881**	**-**	**68,881**
Total securities and derivative financial instruments (assets)	**242,796**	**104,941**	**39,941**	**29,097**	**5**	**68,881**	**11**	**485,672**
Total securities and derivative financial instruments (assets) – 12/31/2020	**293,206**	**54,216**	**40,378**	**14,251**	**6,019**	**76,104**	**11**	**484,185**

(*) Represent securities deposited with Contingent Liabilities (Note 8d), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.13

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	12/31/2021										12/31/2020
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**99,028**	**(1,609)**	**97,419**	**80.1**	**2,006**	**1,423**	**2,327**	**20,283**	**36,515**	**34,865**	**148,801**
Financial treasury bills	19,300	2	19,302	15.9	-	1,356	-	10,183	4,659	3,104	27,871
National treasury bills	30,379	(945)	29,434	24.2	1,995	-	2,266	971	12,442	11,760	72,843
National treasury notes	46,954	(652)	46,302	38.0	10	67	61	9,129	19,407	17,628	45,035
Brazilian external debt bonds	2,395	(14)	2,381	2.0	1	-	-	-	7	2,373	3,052
Government securities - abroad	**5,037**	**(20)**	**5,017**	**4.1**	**720**	**294**	**701**	**1,775**	**245**	**1,282**	**8,174**
Argentina	899	29	928	0.8	563	222	16	87	23	17	1,475
Chile	370	(2)	368	0.3	153	10	-	2	178	25	828
Colombia	1,071	(12)	1,059	0.9	-	-	5	-	43	1,011	3,603
United States	2,634	(35)	2,599	2.1	-	49	677	1,681	-	192	2,085
Italy	-	-	-	0.0	-	-	-	-	-	-	130
Mexico	19	-	19	0.0	-	-	-	-	-	19	5
Paraguay	10	-	10	0.0	-	6	-	-	1	3	3
Peru	7	-	7	0.0	-	-	-	-	-	7	4
Uruguay	27	-	27	0.0	4	7	3	5	-	8	41
Corporate securities	**19,025**	**(1)**	**19,024**	**15.8**	**5,276**	**161**	**337**	**1,160**	**4,578**	**7,512**	**10,650**
Shares	2,414	48	2,462	2.0	2,462	-	-	-	-	-	3,196
Bank deposit certificates	74	-	74	0.1	3	-	-	71	-	-	65
Real estate receivables certificates	123	(2)	121	0.1	-	-	-	-	7	114	45
Fund quotas	9,107	9	9,116	7.6	2,614	-	161	-	3,461	2,880	3,954
Credit rights	6,502	-	6,502	5.4	-	-	161	-	3,461	2,880	2,353
Fixed income	1,671	-	1,671	1.4	1,671	-	-	-	-	-	981
Variable income	934	9	943	0.8	943	-	-	-	-	-	620
Debentures	1,308	2	1,310	1.1	-	-	-	2	45	1,263	1,120
Eurobonds and other	5,480	(39)	5,441	4.5	197	35	14	1,039	1,024	3,132	2,202
Financial bills	43	(1)	42	0.0	-	-	3	3	36	-	3
Other	476	(18)	458	0.4	-	126	159	45	5	123	65
Total	**123,090**	**(1,630)**	**121,460**	**100.0**	**8,002**	**1,878**	**3,365**	**23,218**	**41,338**	**43,659**	**167,625**
% per maturity date					6.6	1.5	2.8	19.1	34.0	36.0	
Total – 12/31/2020	**166,592**	**1,033**	**167,625**	**100.0**	**13,626**	**9,265**	**41,920**	**20,958**	**34,822**	**47,034**	
% per maturity date					8.1	5.5	25.0	12.5	20.8	28.1	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.14

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	12/31/2021										12/31/2020
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**39,538**	**(1,375)**	**38,163**	**24.6**	**14**	**-**	**103**	**8,513**	**1,822**	**27,711**	**65,581**
Financial treasury bills	3,879	-	3,879	2.5	-	-	-	3,878	1	-	1
National treasury bills	3,020	(136)	2,884	1.8	14	-	103	1,794	-	973	24,262
National treasury notes	27,929	(1,209)	26,720	17.3	-	-	-	2,841	1,406	22,473	27,594
National treasury / Securitization	110	30	140	0.1	-	-	-	-	-	140	184
Brazilian external debt bonds	4,600	(60)	4,540	2.9	-	-	-	-	415	4,125	13,540
Government securities - abroad	**37,453**	**(330)**	**37,123**	**24.1**	**11,327**	**9,653**	**6,563**	**4,980**	**610**	**3,990**	**52,986**
Argentina	409	(4)	405	0.3	-	5	243	157	-	-	2
Chile	15,429	(160)	15,269	9.9	8,648	3,968	-	-	474	2,179	22,388
Colombia	1,942	(95)	1,847	1.2	-	184	81	-	14	1,568	3,986
Korea	-	-	-	0.0	-	-	-	-	-	-	3,936
Spain	-	-	-	0.0	-	-	-	-	-	-	4,870
United States	4,593	(2)	4,591	3.0	654	792	1,621	1,524	-	-	3,750
Mexico	12,405	(16)	12,389	8.0	1,769	3,752	4,255	2,613	-	-	10,227
Paraguay	1,502	(55)	1,447	0.9	49	333	58	658	122	227	2,947
Uruguay	1,173	2	1,175	0.8	207	619	305	28	-	16	880
Corporate securities	**79,388**	**(299)**	**79,089**	**51.3**	**7,335**	**2,315**	**4,755**	**6,576**	**10,379**	**47,729**	**79,212**
Shares	4,203	85	4,288	2.8	4,288	-	-	-	-	-	3,113
Rural product note	12,639	114	12,753	8.3	284	705	2,197	2,581	1,171	5,815	5,834
Bank deposit certificate	99	-	99	0.1	42	-	2	55	-	-	303
Real estate receivables certificates	1,074	(42)	1,032	0.7	-	-	-	-	-	1,032	1,010
Fund quotas of fixed income	-	-	-	0.0	-	-	-	-	-	-	264
Debentures	46,845	(501)	46,344	30.0	2,487	387	1,080	2,168	5,941	34,281	54,429
Eurobonds and other	4,761	1	4,762	3.1	176	10	94	1,113	1,012	2,357	5,403
Financial bills	1,098	(1)	1,097	0.7	-	-	-	213	696	188	636
Promissory and commercial notes	7,227	30	7,257	4.7	58	1,201	1,382	426	1,380	2,810	7,222
Other	1,442	15	1,457	0.9	-	12	-	20	179	1,246	998
Total (*)	**156,379**	**(2,004)**	**154,375**	**100.0**	**18,676**	**11,968**	**11,421**	**20,069**	**12,811**	**79,430**	**197,779**
% per maturity date					12.1	7.8	7.4	13.0	8.3	51.4	
Total – 12/31/2020	**195,108**	**2,671**	**197,779**	**100.0**	**18,132**	**10,048**	**16,564**	**19,108**	**29,197**	**104,730**	
% per maturity date					9.2	5.1	8.3	9.7	14.7	53.0	

(*) In order to reflect the current risk management strategy, in the period ended at 12/31/2021, ITAÚ UNIBANCO HOLDING PRUDENTIAL changed the classification of Trading securities, being R$ 4,415 of Government Securities – Brazil and R$ 162 of Government securities - abroad.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.15

e) Held to maturity securities

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (786) (R$ 116 at 12/31/2020) referring to the adjustment to fair value of securities reclassified from Available for Sale to Held to Maturity.

	12/31/2021									12/31/2020	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**80,219**	**56.8**	-	-	-	-	**12,836**	**67,383**	**79,843**	**37,833**	**40,458**
National treasury bills	32,658	23.2	-	-	-	-	7,830	24,828	31,548	-	-
National treasury notes	3,165	2.2	-	-	-	-	-	3,165	3,173	2,043	2,410
Brazilian external debt bonds	44,396	31.4	-	-	-	-	5,006	39,390	45,122	35,790	38,048
Government securities - abroad	**18,427**	**13.2**	**41**	**210**	**1,725**	**8,325**	**2,360**	**5,766**	**18,423**	**520**	**527**
Chile	5,744	4.1	-	-	-	-	-	5,744	5,744	-	-
Colombia	925	0.7	41	-	612	272	-	-	913	500	493
Korea	5,604	4.0	-	-	1,113	4,121	370	-	5,604	-	-
Spain	6,132	4.4	-	210	-	3,932	1,990	-	6,128	-	-
Uruguay	22	0.0	-	-	-	-	-	22	34	20	34
Corporate securities	**42,310**	**30.0**	-	**3**	**4**	**4**	**208**	**42,091**	**41,618**	**4,324**	**4,222**
Real estate receivables certificates	3,535	2.5	-	3	4	4	-	3,524	3,368	4,269	4,167
Debentures	38,775	27.5	-	-	-	-	208	38,567	38,250	-	-
Eurobonds and other	-	-	-	-	-	-	-	-	-	2	2
Other	-	-	-	-	-	-	-	-	-	53	53
Total (*)	**140,956**	**100.0**	**41**	**213**	**1,729**	**8,329**	**15,404**	**115,240**	**139,884**	**42,677**	**45,207**
% per maturity date			-	0.2	1.2	5.9	10.9	81.8			
Total – 12/31/2020	**42,677**	**100.0**	**6,568**	-	**153**	**543**	**37**	**35,376**	**45,207**		
% per maturity date			15.4	-	0.4	1.3	0.1	82.9			

(*) In order to reflect the current risk management strategy, in the period ended at 12/31/2021, ITAÚ UNIBANCO HOLDING PRUDENTIAL changed the classification of Available for sale securities, being R$ 19,138 of Government Securities - Brazil, R$ 38,338 of Debentures and R$ 17,139 of Sovereign Bonds.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.16

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING PRUDENTIAL buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 4,043 (R$ 14,860 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 19—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.17

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value, and maturity term.

	12/31/2021										12/31/2020
	Cost	**Adjustments to fair value (in income / stockholders' equity)**	**Fair value**	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**
Asset											
Swaps - adjustment receivable	13,434	24,604	38,038	55.2	1,819	370	838	2,598	7,349	25,064	46,019
Option agreements	20,327	903	21,230	30.8	10,525	3,504	3,787	1,908	688	818	20,141
Forwards (onshore)	2,954	(13)	2,941	4.3	1,515	1,078	289	56	3	-	1,959
Credit derivatives	(271)	513	242	0.4	-	-	7	8	22	205	156
NDF - Non Deliverable Forward	5,256	687	5,943	8.6	1,193	1,207	1,109	1,053	752	629	7,596
Other Derivative Financial Instruments	169	318	487	0.7	285	2	-	7	25	168	233
Total	**41,869**	**27,012**	**68,881**	**100.0**	**15,337**	**6,161**	**6,030**	**5,630**	**8,839**	**26,884**	**76,104**
% per maturity date					22.3	8.9	8.8	8.2	12.8	39.0	
Total – 12/31/2020	**43,351**	**32,753**	**76,104**	**100.0**	**17,295**	**5,504**	**2,827**	**9,071**	**6,468**	**34,939**	
% per maturity date					22.7	7.2	3.7	11.9	8.5	46.0	

	12/31/2021										12/31/2020
	Cost	**Adjustments to fair value (in income / stockholders' equity)**	**Fair value**	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**
Liabilities											
Swaps - difference payable	(15,276)	(19,375)	(34,651)	54.2	(1,563)	(639)	(1,058)	(2,276)	(6,944)	(22,171)	(51,825)
Option agreements	(20,202)	(3,110)	(23,312)	36.4	(4,040)	(5,170)	(7,479)	(4,264)	(869)	(1,490)	(20,332)
Forwards (onshore)	(762)	-	(762)	1.2	(762)	-	-	-	-	-	(905)
Credit derivatives	(261)	63	(198)	0.3	-	-	(1)	(1)	(8)	(188)	(76)
NDF - Non Deliverable Forward	(5,017)	121	(4,896)	7.7	(739)	(1,256)	(565)	(1,097)	(822)	(417)	(6,426)
Other derivative financial instruments	(140)	(15)	(155)	0.2	(4)	(2)	(6)	(5)	(36)	(102)	(56)
Total	**(41,658)**	**(22,316)**	**(63,974)**	**100.0**	**(7,108)**	**(7,067)**	**(9,109)**	**(7,643)**	**(8,679)**	**(24,368)**	**(79,620)**
% per maturity date					11.1	11.0	14.2	11.9	13.6	38.2	
Total – 12/31/2020	**(47,500)**	**(32,120)**	**(79,620)**	**100.0**	**(16,623)**	**(4,269)**	**(2,716)**	**(12,677)**	**(6,898)**	**(36,437)**	
% per maturity date					20.9	5.4	3.4	15.9	8.7	45.7	

The result of derivative financial instruments in the period totaled R$ 8,468 (R$ (8,726) from 01/01 to 12/31/2020).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.18

II - Derivatives by index and Risk Fator

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	12/31/2021	12/31/2020	12/31/2021	12/31/2021	12/31/2021	12/31/2020
Future contracts	**855,947**	**775,492**	-	-	-	-
Purchase commitments	**470,539**	**335,435**	-	-	-	-
Shares	14,627	8,150	-	-	-	-
Commodities	703	1,170	-	-	-	-
Interest	429,510	301,889	-	-	-	-
Foreign currency	25,699	24,226	-	-	-	-
Commitments to sell	**385,408**	**440,057**	-	-	-	-
Shares	14,165	7,535	-	-	-	-
Commodities	3,308	2,201	-	-	-	-
Interest	341,248	394,027	-	-	-	-
Foreign currency	26,687	36,294	-	-	-	-
Swap contracts			**(1,842)**	**5,229**	**3,387**	**(5,806)**
Asset position	**1,339,163**	**1,443,199**	**13,434**	**24,604**	**38,038**	**46,019**
Commodities	2	278	-	-	-	1
Interest	1,318,788	1,423,884	10,363	23,835	34,198	41,983
Foreign currency	20,373	19,037	3,071	769	3,840	4,035
Liability position	**1,339,163**	**1,443,199**	**(15,276)**	**(19,375)**	**(34,651)**	**(51,825)**
Shares	497	108	(37)	(3)	(40)	(10)
Commodities	130	341	-	(1)	(1)	(9)
Interest	1,310,484	1,426,654	(13,336)	(19,377)	(32,713)	(47,732)
Foreign currency	28,052	16,096	(1,903)	6	(1,897)	(4,074)
Option contracts	**1,510,350**	**1,600,615**	**125**	**(2,207)**	**(2,082)**	**(191)**
Purchase commitments - long position	**147,470**	**133,399**	**17,907**	**1,548**	**19,455**	**16,108**
Shares	11,902	12,375	521	1,135	1,656	1,338
Commodities	471	356	20	20	40	27
Interest	65,782	53,061	53	155	208	57
Foreign currency	69,315	67,607	17,313	238	17,551	14,686
Commitments to sell - long position	**609,854**	**672,115**	**2,420**	**(645)**	**1,775**	**4,033**
Shares	18,928	14,659	878	339	1,217	790
Commodities	306	75	9	(3)	6	1
Interest	523,560	588,368	141	(135)	6	2,441
Foreign currency	67,060	69,013	1,392	(846)	546	801
Purchase commitments - short position	**83,332**	**131,546**	**(17,548)**	**(3,593)**	**(21,141)**	**(15,816)**
Shares	14,043	13,075	(348)	(1,186)	(1,534)	(1,467)
Commodities	274	899	(8)	(1)	(9)	(46)
Interest	6,884	57,770	(21)	(859)	(880)	(299)
Foreign currency	62,131	59,802	(17,171)	(1,547)	(18,718)	(14,004)
Commitments to sell - short position	**669,694**	**663,555**	**(2,654)**	**483**	**(2,171)**	**(4,516)**
Shares	16,535	13,196	(648)	(368)	(1,016)	(680)
Commodities	266	246	(19)	11	(8)	(4)
Interest	583,969	581,943	(216)	200	(16)	(2,280)
Foreign currency	68,924	68,170	(1,771)	640	(1,131)	(1,552)
Forward operations	**26,129**	**23,989**	**2,192**	**(13)**	**2,179**	**1,054**
Purchases receivable	**1,016**	**18,666**	**1,016**	**(27)**	**989**	**885**
Shares	948	304	948	(27)	921	301
Interest	68	584	68	-	68	584
Foreign currency	-	17,778	-	-	-	-
Purchases payable obligations	-	-	**(68)**	-	**(68)**	**(584)**
Interest	-	-	(68)	-	(68)	(584)
Sales deliverable	**20,765**	**1,132**	**1,938**	**14**	**1,952**	**1,074**
Shares	1,258	770	1,244	(1)	1,243	766
Interest	-	-	694	-	694	308
Foreign currency	19,507	362	-	15	15	-
Sales receivable obligations	**4,348**	**4,191**	**(694)**	-	**(694)**	**(321)**
Interest	694	308	(694)	-	(694)	(308)
Foreign currency	3,654	3,883	-	-	-	(13)
Credit derivatives	**21,556**	**20,060**	**(532)**	**576**	**44**	**80**
Asset position	**13,414**	**15,877**	**(271)**	**513**	**242**	**156**
Shares	1,784	2,796	(37)	101	64	88
Commodities	18	19	-	-	-	1
Interest	11,612	13,062	(234)	412	178	67
Liability position	**8,142**	**4,183**	**(261)**	**63**	**(198)**	**(76)**
Shares	1,865	1,154	(63)	17	(46)	(34)
Commodities	-	3	-	-	-	-
Interest	6,277	3,026	(198)	46	(152)	(42)
NDF - Non Deliverable Forward	**278,531**	**313,463**	**239**	**808**	**1,047**	**1,170**
Asset position	**144,123**	**156,542**	**5,256**	**687**	**5,943**	**7,596**
Shares	5	-	-	-	-	-
Commodities	2,489	1,715	478	(1)	477	262
Foreign currency	141,629	154,827	4,778	688	5,466	7,334
Liability position	**134,408**	**156,921**	**(5,017)**	**121**	**(4,896)**	**(6,426)**
Commodities	1,104	975	(50)	3	(47)	(38)
Foreign currency	133,304	155,946	(4,967)	118	(4,849)	(6,388)
Other derivative financial instruments	**6,217**	**6,585**	**29**	**303**	**332**	**177**
Asset position	**5,256**	**5,352**	**169**	**318**	**487**	**233**
Shares	202	126	-	8	8	2
Interest	4,993	5,224	166	28	194	174
Foreign currency	61	2	3	282	285	57
Liability position	**961**	**1,233**	**(140)**	**(15)**	**(155)**	**(56)**
Shares	576	799	(9)	(11)	(20)	(37)
Interest	376	434	(131)	(3)	(134)	(19)
Foreign currency	9	-	-	(1)	(1)	-
		Assets	**41,869**	**27,012**	**68,881**	**76,104**
		Liabilities	**(41,658)**	**(22,316)**	**(63,974)**	**(79,620)**
		Total	**211**	**4,696**	**4,907**	**(3,516)**

Derivative contracts mature as follows (in days):

Off-balance sheet / notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**12/31/2021**	**12/31/2020**
Future contracts	368,410	248,922	74,456	164,159	855,947	775,492
Swap contracts	131,709	155,157	121,179	931,118	1,339,163	1,443,199
Option contracts	1,113,431	268,244	46,117	82,558	1,510,350	1,600,615
Forwards	3,173	13,402	9,551	3	26,129	23,989
Credit derivatives	-	6,602	826	14,128	21,556	20,060
NDF - Non Deliverable Forward	77,962	113,359	48,091	39,119	278,531	313,463
Other derivative financial instruments	199	739	648	4,631	6,217	6,585

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.19

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2021						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**855,947**	**818,335**	**1,413,681**	**25,368**	**7,535**	**65,035**	**-**
Over-the-counter market	**-**	**520,828**	**96,669**	**761**	**14,021**	**213,496**	**6,217**
Financial institutions	-	413,651	57,540	761	14,021	76,415	4,861
Companies	-	103,758	38,078	-	-	136,270	1,353
Individuals	-	3,419	1,051	-	-	811	3
Total	**855,947**	**1,339,163**	**1,510,350**	**26,129**	**21,556**	**278,531**	**6,217**
Total – 12/31/2020	**775,492**	**1,443,199**	**1,600,615**	**23,989**	**20,060**	**313,463**	**6,585**

IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2021			12/31/2020		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,837)	6,109	(3,728)	(8,501)	3,705	(4,796)
TRS	(5,610)	-	(5,610)	(7,854)	-	(7,854)
Total	**(15,447)**	**6,109**	**(9,338)**	**(16,355)**	**3,705**	**(12,650)**

The effect of the risk received on the reference equity (Note 19c) was R$ 135 (R$ 86 at 12/31/2020).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.20

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* /Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	12/31/2021					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	38,445	1,064	1,064	38,080	1,072
Hedge of assets transactions	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of assets denominated in UF	14,558	-	(127)	(127)	14,683	(127)
Hedge of funding	-	5,749	30	30	5,779	30
Hedge of loan operations	131	-	-	-	131	1
Foreign exchange risk						
Hedge of highly probable forecast transactions	3,508	-	188	656	3,508	188
Total	**67,344**	**44,194**	**(940)**	**(472)**	**110,356**	**(943)**

Strategies	12/31/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,929	(2,423)	(2,464)	103,417	(2,433)
Hedge of assets transactions	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	29,533	-	697	697	31,417	699
Hedge of assets denominated in UF	16,674	-	(4)	(4)	16,677	(1)
Hedge of funding	-	2,007	(10)	(10)	1,996	(11)
Hedge of loan operations	327	-	12	12	316	15
Variable costs risks						
Hedge of highly probable forecast transactions	31,594	-	(3)	(3)	15,803	(3)
Foreign exchange risk						
Hedge of highly probable forecast transactions	1,271	-	(101)	56	1,271	(101)
Total	**85,072**	**103,936**	**(1,766)**	**(1,650)**	**176,640**	**(1,769)**

(*) Recorded under heading Other Comprehensive Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.21

Hedge Instruments	12/31/2021						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	86,255	144	-	(1,035)	(1,031)	(4)	(16)
Swap	20,593	5,749	14,688	(96)	(97)	1	-
Foreign exchange risk (4)							
Futures	3,508	-	3,665	188	188	-	
Total	**110,356**	**5,893**	**18,353**	**(943)**	**(940)**	**(3)**	**(16)**

Hedge Instruments	12/31/2020						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	140,577	146	-	(1,668)	(1,660)	(8)	(657)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk (4)							
Futures	17,074	5	298	(104)	(104)	-	-
Total	**176,640**	**2,158**	**17,304**	**(1,769)**	**(1,766)**	**(3)**	**(657)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING PRUDENTIAL expect to recognize in results in the following 12 months, totaling R$ 378 (R$ (1,728) at 12/31/2020).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.22

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	12/31/2021						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of available for sale securities	11,765	-	10,328	-	(1,437)	11,359	1,432
Hedge of other financial assets	19,551	-	19,121	-	(430)	19,289	422
Total	**40,206**	**11,051**	**38,366**	**10,661**	**(1,450)**	**50,589**	**1,438**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of available for sale securities	24,677	-	25,857	-	1,180	26,866	(1,186)
Total	**33,882**	**10,200**	**35,473**	**11,591**	**200**	**46,271**	**(219)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

In the period, the amount of R$ 24,447 was reversed from the hedge relationship, which effective portion is R$ 587, with no effect on the result because it is a market risk hedge of Available for sale securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.23

Hedge Instruments	12/31/2021				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	24,689	2	10,130	15	(4)
Other Derivatives	2,491	-	7,164	1,700	-
Futures	23,409	-	13,347	(277)	(8)
Total	**50,589**	**2**	**30,641**	**1,438**	**(12)**

Hedge Instruments	12/31/2020				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,985	2,871	-	750	(19)
Other Derivatives	22,286	-	21,336	(969)	-
Total	**46,271**	**2,871**	**21,336**	**(219)**	**(19)**

(1) Recorded under heading Securities and Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.24

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2021					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	9,646	-	(10,453)	(10,453)	13,888	(10,560)
Total	**9,646**	**-**	**(10,453)**	**(10,453)**	**13,888**	**(10,560)**

Strategies	12/31/2020					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,277	-	(10,353)	(10,353)	24,619	(10,475)
Total	**15,277**	**-**	**(10,353)**	**(10,353)**	**24,619**	**(10,475)**

(*) Recorded under heading Other comprehensive income.

In the period, the amount of R$ 11,752 was reversed from the hedge relationship, which remaining balance in the Foreign currency convertion reserve (Stockholders' equity) is R$ (6,196), with no effect on the result as foreign investments were maintained.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.25

Hedge Instruments	12/31/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	2,126	286	-	(2,150)	(2,131)	(19)	-
Futures / NDF - Non Deliverable Forward	6,000	208	-	(2,846)	(2,815)	(31)	-
Futures / Financial Assets	5,762	6,566	3,653	(5,564)	(5,507)	(57)	-
Total	**13,888**	**7,060**	**3,653**	**(10,560)**	**(10,453)**	**(107)**	**-**

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	5,052	-	31	(2,468)	(2,450)	(18)	-
Futures / NDF - Non Deliverable Forward	15,196	445	-	(6,318)	(6,237)	(81)	-
Futures / Financial Assets	4,371	4,556	2,762	(1,689)	(1,666)	(23)	-
Total	**24,619**	**5,001**	**2,793**	**(10,475)**	**(10,353)**	**(122)**	**-**

(1) Recorded under heading Securities and Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.26

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	12/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	10,680	13,838	6,771	5,257	-	1,534	-	**38,080**
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	**3,508**
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	**8,213**
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	**14,683**
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	**5,779**
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	**131**
Hedge of loan operations (Market risk)	3,377	1,522	797	838	809	1,547	-	**8,890**
Hedge of funding (Market risk)	1,206	1,072	302	273	2,920	3,916	1,362	**11,051**
Hedge of available for sale securities	326	2,108	1,153	2,487	680	3,670	935	**11,359**
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	**39,962**
Hedge of net investment in foreign operations (*)	13,888	-	-	-	-	-	-	**13,888**
Hedge of other financial assets (Market risk)	13,602	485	456	779	1,106	2,078	783	**19,289**
Total	**63,533**	**42,155**	**24,470**	**22,732**	**5,515**	**13,348**	**3,080**	**174,833**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	70,202	9,077	13,059	5,504	4,856	719	-	**103,417**
Hedge of highly probable forecast transactions	17,074	-	-	-	-	-	-	**17,074**
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	**5,743**
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	**16,677**
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	**1,996**
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	**316**
Hedge of loan operations (Market risk)	2,999	1,793	1,297	447	898	1,771	-	**9,205**
Hedge of funding (Market risk)	213	657	549	176	581	5,448	2,576	**10,200**
Hedge of available for sale securities	5,897	1,668	2,589	2,318	2,105	10,931	1,358	**26,866**
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	**31,417**
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	**24,619**
Total	**164,171**	**19,039**	**23,828**	**8,445**	**9,244**	**18,869**	**3,934**	**247,530**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.27

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING PRUDENTIAL's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2021 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.3)	(86.5)	(167.4)
Currency Coupon	Foreign Exchange Coupon Rates	(0.1)	(42.7)	(78.2)
Foreign Currency	Foreign Exchange Rates	(3.1)	(13.1)	(38.5)
Price Indices	Inflation Coupon Rates	-	(37.3)	(80.5)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	0.2	56.5	169.7
Other	Exposures that do not fall under the definitions above	(0.1)	5.4	15.4
TOTAL		(3.4)	(117.7)	(179.5)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2021 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(12.7)	(3,397.4)	(6,573.2)
Currency Coupon	Foreign Exchange Coupon Rates	(3.3)	(309.9)	(585.9)
Foreign Currency	Foreign Exchange Rates	2.3	(124.3)	(263.7)
Price Indices	Inflation Coupon Rates	(2.3)	(210.6)	(376.5)
TR	TR Coupon Rates	0.9	(175.3)	(360.9)
Equities	Prices of Equities	4.0	(39.1)	(21.6)
Other	Exposures that do not fall under the definitions above	-	1.8	0.8
TOTAL		(11.1)	(4,254.8)	(8,181.0)

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I**: Addition of 1 base point in fixed interest rates, currency coupon, inflation, and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.28

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	12/31/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**411,530**	**110,316**	**67,378**	**45,744**	**14,162**	**5,570**	**5,653**	**6,880**	**11,011**	**678,244**	**599,804**
Loans and discounted trade receivables	200,890	85,805	50,875	34,911	10,188	4,405	4,531	5,919	9,656	407,180	363,851
Financing	81,925	12,166	12,403	8,474	3,355	816	507	731	870	121,247	119,702
Farming financing	9,905	1,072	267	23	9	27	9	2	7	11,321	10,598
Real estate financing	118,810	11,273	3,833	2,336	610	322	606	228	478	138,496	105,653
Lease operations	**3,151**	**3,913**	**680**	**541**	**82**	**46**	**47**	**82**	**75**	**8,617**	**9,278**
Credit card operations	**1,045**	**102,477**	**6,853**	**4,592**	**1,533**	**1,051**	**1,019**	**843**	**3,614**	**123,027**	**95,008**
Advance on exchange contracts (1)	**7,748**	**343**	**281**	**62**	**36**	**9**	**30**	**41**	**1**	**8,551**	**5,250**
Other sundry receivables (2)	**115**	**524**	**133**	**10**	**-**	**4**	**93**	**6**	**669**	**1,554**	**2,101**
Total operations with credit granting characteristics	**423,589**	**217,573**	**75,325**	**50,949**	**15,813**	**6,680**	**6,842**	**7,852**	**15,370**	**819,993**	**711,441**
Financial guarantees provided (3)										**83,156**	**69,166**
Total with Financial guarantees provided	**423,589**	**217,573**	**75,325**	**50,949**	**15,813**	**6,680**	**6,842**	**7,852**	**15,370**	**903,149**	**780,607**
Total operations with credit granting characteristics at 12/31/2020	**340,268**	**197,751**	**70,955**	**45,063**	**13,665**	**7,810**	**12,544**	**8,672**	**14,713**	**711,441**	

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.29

II – By maturity and risk level

	12/31/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)										
Falling due installments	**-**	**-**	**1,991**	**2,538**	**2,067**	**1,623**	**1,639**	**1,679**	**4,548**	**16,085**	**14,060**
01 to 30	-	-	94	110	89	76	78	72	217	736	596
31 to 60	-	-	79	115	86	73	74	71	210	708	627
61 to 90	-	-	72	107	89	76	78	76	219	717	516
91 to 180	-	-	194	272	221	180	191	188	533	1,779	1,453
181 to 365	-	-	322	453	372	294	341	316	881	2,979	2,430
Over 365 days	-	-	1,230	1,481	1,210	924	877	956	2,488	9,166	8,438
Overdue installments	**-**	**-**	**681**	**975**	**1,263**	**1,296**	**1,520**	**3,017**	**7,384**	**16,136**	**13,543**
01 to 14	-	-	10	44	34	31	32	29	103	283	222
15 to 30	-	-	644	145	120	113	107	74	192	1,395	1,008
31 to 60	-	-	27	751	277	224	172	125	349	1,925	1,839
61 to 90	-	-	-	24	770	131	289	130	312	1,656	1,438
91 to 180	-	-	-	11	62	747	846	2,543	1,123	5,332	3,205
181 to 365	-	-	-	-	-	50	74	116	5,023	5,263	5,542
Over 365 days	-	-	-	-	-	-	-	-	282	282	289
Subtotal (a)	**-**	**-**	**2,672**	**3,513**	**3,330**	**2,919**	**3,159**	**4,696**	**11,932**	**32,221**	**27,603**
Subtotal - 12/31/2020	**-**	**-**	**2,023**	**2,808**	**3,706**	**2,383**	**2,850**	**2,761**	**11,072**	**27,603**	
	Non-overdue operations										
Falling due installments	**422,724**	**216,516**	**72,499**	**47,256**	**12,379**	**3,710**	**3,609**	**3,125**	**3,382**	**785,200**	**680,997**
01 to 30	31,189	48,152	9,153	7,971	2,514	329	381	189	649	100,527	78,909
31 to 60	34,123	23,047	4,543	2,698	544	133	129	115	251	65,583	52,350
61 to 90	21,302	14,648	4,070	2,392	435	165	329	114	179	43,634	40,074
91 to 180	44,120	29,858	8,927	5,361	1,010	324	275	145	335	90,355	83,716
181 to 365	57,951	30,042	10,772	7,383	1,553	712	641	394	435	109,883	93,282
Over 365 days	234,039	70,769	35,034	21,451	6,323	2,047	1,854	2,168	1,533	375,218	332,666
Overdue up to 14 days	865	1,057	154	180	104	51	74	31	56	**2,572**	**2,841**
Subtotal (b)	**423,589**	**217,573**	**72,653**	**47,436**	**12,483**	**3,761**	**3,683**	**3,156**	**3,438**	**787,772**	**683,838**
Subtotal - 12/31/2020	**340,268**	**197,751**	**68,932**	**42,255**	**9,959**	**5,427**	**9,694**	**5,911**	**3,641**	**683,838**	
Portfolio total (a + b)	**423,589**	**217,573**	**75,325**	**50,949**	**15,813**	**6,680**	**6,842**	**7,852**	**15,370**	**819,993**	**711,441**
Existing allowance	**(2,494)**	**(1,918)**	**(2,980)**	**(5,091)**	**(4,465)**	**(3,339)**	**(4,657)**	**(7,850)**	**(15,370)**	**(48,982)**	**(52,217)**
Minimum	-	(1,087)	(751)	(1,514)	(1,551)	(1,997)	(3,270)	(5,469)	(15,370)	(31,009)	(33,721)
Financial Guarantees	-	-	-	-	-	-	-	-	-	(818)	(754)
Additional (3)	(2,494)	(831)	(2,229)	(3,577)	(2,914)	(1,342)	(1,387)	(2,381)	-	(17,155)	(17,742)
Existing current provision										**(20,814)**	**(21,353)**
Existing non-current provision										**(28,168)**	**(30,864)**
Portfolio total at 12/31/2020	**340,268**	**197,751**	**70,955**	**45,063**	**13,665**	**7,810**	**12,544**	**8,672**	**14,713**	**711,441**	
Existing allowance at 12/31/2020	**(2,042)**	**(1,867)**	**(1,286)**	**(5,308)**	**(6,095)**	**(3,299)**	**(8,186)**	**(8,667)**	**(14,713)**	**(52,217)**	
Minimum	-	(987)	(705)	(1,329)	(1,325)	(2,339)	(6,258)	(6,065)	(14,713)	(33,721)	
Financial Guarantees	-	-	-	-	-	-	-	-	-	(754)	
Additional (3)	(2,042)	(880)	(581)	(3,979)	(4,770)	(960)	(1,928)	(2,602)	-	(17,742)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 23,938 (R$ 19,925 at 12/31/2020).

(3) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.30

III – By business sector

	12/31/2021	%	12/31/2020	%
Public Sector	3,488	0.4%	3,787	0.5%
Private sector	816,505	99.6%	707,654	99.5%
Companies	395,593	48.2%	367,228	51.6%
Individuals	420,912	51.4%	340,426	47.9%
Total	**819,993**	**100.0%**	**711,441**	**100.0%**

IV - Financial guarantees provided by type

	12/31/2021		12/31/2020	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pleged in legal and administrative tax proceedings	26,346	(189)	27,190	(188)
Sundry bank guarantees	34,282	(351)	26,681	(357)
Other financial guarantees provided	10,112	(193)	8,248	(153)
Tied to the distribution of marketable securities by Public Offering	5,698	(6)	1,445	(1)
Restricted to bids, auctions, service provision or execution of works	3,422	(44)	3,543	(27)
Restricted to international trade of goods	2,120	(33)	1,295	(26)
Restricted to supply of goods	1,176	(2)	764	(2)
Total	**83,156**	**(818)**	**69,166**	**(754)**

b) Credit concentration

Loan, lease and other credit operations (*)	12/31/2021		12/31/2020	
	Risk	**% of total**	**Risk**	**% of total**
Largest debtor	6,414	0.7	7,243	0.9
10 largest debtors	33,694	3.7	37,863	4.9
20 largest debtors	49,541	5.5	54,812	7.0
50 largest debtors	79,402	8.8	83,438	10.7
100 largest debtors	111,115	12.3	112,334	14.4

(*) The amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	12/31/2021		12/31/2020	
	Risk	**% of total**	**Risk**	**% of total**
Largest debtor	15,941	1.4	13,145	1.4
10 largest debtors	64,570	5.8	73,609	7.7
20 largest debtors	97,046	8.8	107,100	11.3
50 largest debtors	158,886	14.3	164,323	17.3
100 largest debtors	216,880	19.6	214,907	22.6

(*) The amounts include financial guarantees provided.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.31

c) Changes in allowance for loan losses and Allowance for Financial Guarantees Provided

	12/31/2021	12/31/2020
Opening balance - 01/01	**(52,217)**	**(39,792)**
Net increase for the period	(18,477)	(30,154)
Minimum	(19,000)	(22,540)
Financial Guarantees Provided	(64)	105
Additional [(1)]	587	(7,719)
Write-Off	18,214	20,083
Other, mainly foreign exchange	3,498	(2,354)
Closing balance [(2)]	**(48,982)**	**(52,217)**
Minimum	(31,009)	(33,721)
Financial Guarantees Provided	(818)	(754)
Additional [(3)]	(17,155)	(17,742)

(1) In the period from 01/01 to 12/31/2020, the impact in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 20d);

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (220) (R$ (367) at 12/31/2020);

(3) Includes Provision for Loan Commitments.

At 12/31/2021, the balance of the provision regarding the loan portfolio is equivalent to 6.0% (7.3% at 12/31/2020).

d) Renegotiation of credits

	12/31/2021			12/31/2020		
	Portfolio [(1)]	Provision for Loan Losses	%	Portfolio [(1)]	Provision for Loan Losses	%
Total renegotiated loans	33,981	(12,845)	37.8%	35,919	(12,490)	34.8%
(-) Renegotiated loans overdue up to 30 days [(2)]	(12,246)	2,944	24.0%	(12,684)	2,249	17.7%
Renegotiated loans overdue over 30 days [(2)]	21,735	(9,901)	45.6%	23,235	(10,241)	44.1%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 106 (R$ 146 at 12/31/2020).

(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2021					12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	108	13	-	5,710	5,831	6,784	782	1,965
Liabilities - restricted operations on assets								
Foreign borrowing through securities	108	13	-	5,709	5,830	6,784	(783)	(1,963)
Net revenue from restricted operations							**(1)**	**2**

At 12/31/2021 and 12/31/2020 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.32

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.33 f) Operations of sale or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: Book value Fair value Book value Fair value Book value Fair value Book value Fair value Mortgage Loan 2 09 209 2 09 209 3 15 326 3 13 324 Working capital 8 00 800 7 95 795 1 ,297 1,299 1 ,310 1,312 Total 1 ,009 1,009 1 ,004 1,004 1 ,612 1 ,625 1 ,623 1,636 From 01/01 to 12/31/2021 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 810, net of the Provision for Loan Losses (R$ 309 from 01/01 to 12/31/2020). (1) Under Other sundry liabilities. 12/31/2020 Assets Liabilities (1) Nature of operation 12/31/2021 Assets Liabilities (1)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.34 AA A B C D E F G H Total Total 278 196 329 561 355 27 46 45 155 1,992 2,938 — (1) (3) (5) (1) (3) (5) (23) (41) (17) 4,054 939 87 61 38 7 17 17 16 5,236 3,917—(5) (1) (2) (4) (2) (8) (12) (16) (50) (35) 10,447 1,026 1,121 237 161 122 109 63 65 13,351 15,984—(5) (11) (7) (16) (37) (55) (44) (65) (240) (54) (2) Allowance considers the double counting of delay periods for risk level classification purposes. Existing Allowance (1) (1) Provision recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING PRUDENTIAL, i.e., 15% of the loan portfolio. 12/31/2020 g) Government Programs for Granting Credit Risk levels 12/31/2021 Emergency Employment Support Program (PESE) National Support Program for Micro and Small Companies (PRONAMPE) Existing Allowance (2) Emergency Program for Access to Credit (PEAC-FGI) Existing Allowance (2)

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2021					12/31/2020
	0-30	**31-180**	**181-365**	**Over 365 days**	**Total**	**Total**
Deposits	403,950	52,260	38,628	365,186	860,024	814,689
Deposits received under securities repurchase agreements	258,004	2,627	725	9,748	271,104	285,680
Funds from acceptances and issuance of securities	2,310	18,077	16,235	106,516	143,138	136,638
Borrowing and onlending	7,386	30,470	29,627	29,522	97,005	83,200
Subordinated debt	-	7,105	14,098	53,833	75,036	74,916
Total	**671,650**	**110,539**	**99,313**	**564,805**	**1,446,307**	**1,395,123**
% per maturity date	46.4	7.6	6.9	39.1	100.0	
Total – 12/31/2020	**615,391**	**134,785**	**114,012**	**530,935**	**1,395,123**	
% per maturity date	44.1	9.7	8.2	38.0	100.0	

b) Deposits

	12/31/2021					12/31/2020
	0-30	**31-180**	**181-365**	**Over 365 days**	**Total**	**Total**
Interest-bearing deposits	**244,550**	**52,260**	**38,628**	**365,186**	**700,624**	**679,309**
Time deposits	53,109	50,926	37,294	364,900	506,229	496,403
Savings deposits	190,619	-	-	-	190,619	179,476
Interbank deposits	822	1,334	1,334	286	3,776	3,430
Non-interest bearing deposits	**159,400**	**-**	**-**	**-**	**159,400**	**135,380**
Demand deposits	158,572	-	-	-	158,572	135,309
Other deposits	828	-	-	-	828	71
Total	**403,950**	**52,260**	**38,628**	**365,186**	**860,024**	**814,689**
% per maturity date	47.0	6.1	4.5	42.4	100.0	
Total – 12/31/2020	**371,219**	**81,052**	**60,018**	**302,400**	**814,689**	
% per maturity date	45.6	9.9	7.4	37.1	100.0	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.35

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.36 0—30 31—180 181—365 Over 365 days Total Total 100,786 1,151 648 134 102,719 53,609 Government securities 74,728 1 17—74,746 28,947 Corporate securities 24,862 815 — 25,677 20,773 Own issue—1—73 74 2,208 Foreign 1,196 334 631 61 2,222 1,681 115,511 ——115,511 156,602 41,707 1,476 77 9,614 52,874 75,469 258,004 2,627 725 9,748 271,104 285,680 95.1 1.0 0.3 3.6 100.0 250,037 3,080 6,877 25,686 285,680 87.5 1.1 2.4 9.0 100.0 Total – 12/31/2020 % per maturity date 12/31/2020 c) Deposits received under securities repurchase agreements % per maturity date 12/31/2021 Own portfolio Third-party portfolio Total Free portfolio

d) Funds from acceptances and issuance of securities

	12/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,871**	**16,139**	**11,893**	**49,518**	**79,421**	**73,108**
Financial bills	1,093	12,313	6,904	3,749	24,059	43,589
Real estate credit bills	555	1,503	1,570	7,035	10,663	4,205
Rural credit bills	214	2,242	1,886	9,359	13,701	14,285
Guaranteed real estate bills	9	81	1,533	29,375	30,998	11,029
Foreign loans through securities	**422**	**1,895**	**4,259**	**56,384**	**62,960**	**62,571**
Brazil risk note programme	37	574	412	11,985	13,008	13,048
Structure note issued	216	614	1,079	4,867	6,776	6,220
Bonds	-	408	2,319	30,378	33,105	31,939
Fixed rate notes	86	-	-	5,581	5,667	6,685
Eurobonds	2	-	-	60	62	53
Mortgage notes	-	-	6	152	158	222
Other	81	299	443	3,361	4,184	4,404
Funding from structured operations certificates (*)	**17**	**43**	**83**	**614**	**757**	**959**
Total	**2,310**	**18,077**	**16,235**	**106,516**	**143,138**	**136,638**
% per maturity date	1.6	12.7	11.3	74.4	100.0	
Total – 12/31/2020	**1,978**	**20,477**	**19,872**	**94,311**	**136,638**	
% per maturity date	1.5	15.0	14.5	69.0	100.0	

(*) The fair value of the funding from structured operations certificates issued is R$ 790 (R$ 1,018 at 12/31/2020).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The credit portfolio linked to LIGs corresponds to 2.23% of ITAÚ UNIBANCO HOLDING PRUDENTIAL's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	12/31/2021	12/31/2020
Real state loans	42,362	12,286
Government securities - Brazil	1,147	2
Total asset portfolio	**43,509**	**12,288**
Total adjusted asset portfolio	**43,509**	**12,287**
Liabilities for issue of LIGs	**30,998**	**11,029**
Remuneration of the Fiduciary Agent	**2**	**1**

II - Requirements of asset portfolio

	12/31/2021	12/31/2020
Breakdown	**97.4%**	**100.0%**
Sufficiency		
Notional amount	140.4%	111.4%
Present value under stress	117.4%	111.5%
Weighted average term		
Of the asset portfolio	149,0 monthly	138,8 monthly
Of outstandings LIGs	45,6 monthly	47,1 monthly
Liquidity		
Net assets	1,147	2

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.37

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.38 e) 0-30 31-180 181-365 Over 365 days Total Total 7,095 28,829 27,630 22,675 86,229 71,744 1,770 ——1,770 1,809 5,325 28,829 27,630 22,675 84,459 69,935 291 1,641 1,997 6,847 10,776 11,456 BNDES 151 766 982 3,745 5,644 6,779 FINAME 134 642 772 2,640 4,188 3,947 Other 6 233 243 462 944 730 7,386 30,470 29,627 29,522 97,005 83,200 7.6 31.4 30.6 30.4 100.0 8,140 30,176 21,777 23,107 83,200 9.8 36.3 26.2 27.7 100.0 Borrowing and onlending Borrowing In Brazil Onlending—In Brazil—official institutions Foreign (*) 12/31/2021 12/31/2020 % per maturity date Total (*) Foreign borrowing are basically represented by foreign exchange transactions relating to export pre-financing and import financing. Total – 12/31/2020 % per maturity date

f) Subordinated debt, including perpetual debts

	12/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Financial bills	-	110	6,316	13,639	20,065	13,196
Euronotes	-	6,996	7,748	32,674	47,418	53,818
(-) Transaction costs incurred (Note 3b)	-	(1)	(2)	(6)	(9)	(19)
Bonds	-	-	36	7,526	7,562	7,921
Grand total	**-**	**7,105**	**14,098**	**53,833**	**75,036**	**74,916**
% per maturity date	0.0	9.5	18.8	71.7	**100.0**	
Total – 12/31/2020	**6,657**	**-**	**5,468**	**62,791**	**74,916**	
% per maturity date	8.9	0.0	7.3	83.8	**100.0**	

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2021	12/31/2020
Subordinated financial bills - BRL						
	6	2011	2021	109.25% to 110.5% of CDI	-	14
	2,313	2012	2022	IPCA + 5.15% to 5.83%	6,380	5,484
	20	2012	2022	IGPM + 4.63%	44	38
	2,146	2019	Perpetual	114% of SELIC	2,187	2,143
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	976	963
	50	2019	2028	CDI + 0.72%	55	52
	2,281	2019	2029	CDI + 0.75%	2,502	2,379
	450	2020	2029	CDI + 2%	481	452
	106	2020	2030	IPCA + 4.64%	125	109
	1,556	2020	2030	CDI + 2%	1,664	1,562
	5,488	2021	2031	CDI + 2%	5,651	-
				Total	**20,065**	**13,196**
Subordinated euronotes - USD						
	1,000	2010	2021	5.75%	-	5,361
	1,042	2011	2021	5.75% to 6.2%	-	3,891
	550	2012	2021	6.2%	-	2,858
	2,592	2012	2022	5.5% to 5.65%	14,742	13,839
	1,858	2012	2023	5.13%	10,432	9,762
	1,250	2017	Perpetual	6.13%	6,997	6,510
	750	2018	Perpetual	6.5%	4,262	3,967
	750	2019	2029	4.5%	4,205	3,915
	700	2020	Perpetual	4.6%	3,967	3,696
	500	2021	2031	3.9%	2,804	-
				Total	**47,409**	**53,799**
Subordinated bonds - CLP						
	27,776	1997	2022	7.45% to 8.30%	36	74
	180,351	2008	2033	3.50% to 4.92%	1,423	1,515
	97,962	2009	2035	4.75%	1,079	1,135
	1,060,250	2010	2032	4.35%	106	111
	1,060,250	2010	2035	3.90% to 3.96%	244	255
	1,060,250	2010	2036	4.48%	1,160	885
	1,060,250	2010	2038	3.9%	845	1,215
	1,060,250	2010	2040	4.15% to 4.29%	651	682
	1,060,250	2010	2042	4.45%	317	332
	57,168	2014	2034	3.8%	414	434
				Total	**6,275**	**6,638**
Subordinated bonds - COP						
	104,000	2013	2023	IPC + 2%	145	160
	146,000	2013	2028	IPC + 2%	203	224
	648,171	2014	2024	LIB	939	899
				Total	**1,287**	**1,283**
Total					**75,036**	**74,916**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.39

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.40 Note 8 – Provisions, Contingent Assets and Contingent Liabilities In the ordinary course of its business, ITAÚ UNIBANCO HOLDING PRUDENTIAL may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: ITAÚ UNIBANCO HOLDING PRUDENTIAL’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted troughout this note, that could significantly affect the results of its operations. Civil lawsuits: In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24- month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions and contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other Risks provisions:

	12/31/2021				12/31/2020
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,453**	**7,951**	**1,483**	**12,887**	**13,033**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	(216)	(943)	-	(1,159)	(1,193)
Subtotal	**3,237**	**7,008**	**1,483**	**11,728**	**11,840**
Monetary restatement/charges	217	153	-	370	671
Changes in the period reflected in results	795	2,601	85	3,481	3,519
Increase (*)	1,151	2,830	119	4,100	3,990
Reversal	(356)	(229)	(34)	(619)	(471)
Payment	(1,221)	(2,472)	(10)	(3,703)	(4,302)
Subtotal	**3,028**	**7,290**	**1,558**	**11,876**	**11,728**
(+) Provisions guaranteed by indemnity clauses (Note 3m)	226	877	-	1,103	1,159
Closing balance	**3,254**	**8,167**	**1,558**	**12,979**	**12,887**
Current	**1,243**	**2,512**	**1,558**	**5,313**	**2,598**
Non-current	**2,011**	**5,655**	**-**	**7,666**	**10,289**
Closing balance at 12/31/2020	**3,453**	**7,951**	**1,483**	**12,887**	

(*) Includes, in the labor provision, the effects of the provision for restructuring (Note 20e).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.41

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	12/31/2021			12/31/2020
	Legal obligation (Note 10c)	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01	**3,076**	**2,945**	**6,021**	**7,459**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	-	(71)	(71)	(68)
Subtotal	**3,076**	**2,874**	**5,950**	**7,391**
Monetary restatement / charges	52	137	189	208
Changes in the period reflected in results	87	(85)	2	69
Increase	94	77	171	133
Reversal	(7)	(162)	(169)	(64)
Payment	(195)	(108)	(303)	(1,718)
Subtotal	**3,020**	**2,818**	**5,838**	**5,950**
(+) Provisions guaranteed by indemnity clauses (Note 3m)	-	72	72	71
Closing balance	**3,020**	**2,890**	**5,910**	**6,021**
Current	**-**	**10**	**10**	**56**
Non-current	**3,020**	**2,880**	**5,900**	**5,965**
Closing balance at 12/31/2020	**3,076**	**2,945**	**6,021**	

The main discussions related to Tax and Social Security Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,781: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,015;

- PIS and COFINS – Calculation basis – R$ 622: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 628;

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.42

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.43 III—Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,635 (R$ 4,172 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 448 (R$ 388 at 12/31/2020). Tax and Social Security Obligations: The tax and social security obligations of possible loss totaled R$ 33,446 (R$ 28,993 at 12/31/2020), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 8,033: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,923: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; • ISS – Banking Activities – R$ 4,601: the levy and/or payment place of ISS for certain banking revenues are discussed; • IRPJ and CSLL – Goodwill – Deduction – R$ 3,479: the deductibility of goodwill for future expected profitability on the acquisition of investments; • PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 2,428: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,245: cases in which the liquidity and the certainty of credits offset are discussed; • IRPJ and CSLL – Disallowance of Losses – R$ 1,208: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;

c) Accounts receivables – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 888 (R$ 907 at 12/31/2020) (Note 9a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax and Social Security Claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING PRUDENTIAL and basically consist of:

	12/31/2021				12/31/2020
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 9a)	1,394	1,955	8,273	11,622	11,801
Investment fund quotas	405	200	78	683	928
Surety	63	48	3,457	3,568	3,494
Insurance bond	1,666	1,321	14,639	17,626	17,271
Guarantee by government securities	7	-	235	242	245
Total	**3,535**	**3,524**	**26,682**	**33,741**	**33,739**

Note 9 - Breakdown of accounts

a) Other receivables - Sundry

	12/31/2021	12/31/2020
Foreign exchange portfolio (Note 9b)	89,604	98,674
Trading and intermediation of securities	17,231	28,200
Deposits in guarantee of contingencies, provisions and legal obligations (Note 8d)	11,622	11,801
Sundry domestic	2,738	2,310
Income receivable	3,245	2,748
Operations without credit granting characteristics, net of provisions	4,545	3,490
Post-employment benefits plan assets (Note 17e)	493	585
Net amount receivables from reimbursement of provisions (Note 8c)	888	907
Sundry foreign	618	712
Other	1,768	1,360
Total	**132,752**	**150,787**
Current	**114,620**	**122,739**
Non-current	**18,132**	**28,048**

b) Foreign exchange portfolio

	12/31/2021	12/31/2020
Assets - other receivables	**89,604**	**98,674**
Exchange purchase pending settlement – foreign currency	49,597	50,639
Bills of exchange and term documents – foreign currency	36	18
Exchange sale rights – local currency	40,615	48,334
(Advances received) – local currency	(644)	(317)
Liabilities – other liabilities (Note 2a)	**90,876**	**99,499**
Exchange sales pending settlement – foreign currency	40,864	49,522
Liabilities from purchase of foreign currency – local currency	49,722	49,713
Other	290	264
Offsetting accounts	**3,949**	**3,624**
Outstanding import credits – foreign currency	2,238	2,057
Confirmed export credits – foreign currency	1,711	1,567

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.44

c) Prepaid expenses

	12/31/2021	12/31/2020
Publicity and advertising	482	542
Commissions related to software maintenance	630	716
Commissions	248	254
Related to payroll loans	32	38
Related to vehicle financing	4	7
Other	212	209
Credit Card Operating Expenses	194	370
Legal Protection Insurance	127	120
Municipal Tax	1	3
Other	1,227	554
Total	**2,909**	**2,559**
Current	**2,510**	**1,502**
Non-current	**399**	**1,057**

d) Other liabilities - Sundry

	12/31/2021	12/31/2020
Foreign exchange portfolio (Note 9b)	90,876	99,499
Payment transactions	45,706	41,808
Trading and intermediation of securities	12,539	15,043
Charging and collection of taxes and similar	376	216
Social and statutory	7,470	6,501
Transactions related to credit assignments (Note 6f)	1,004	1,623
Provisions for sundry payments	2,657	3,120
Sundry foreign	4,679	4,028
Sundry domestic	3,086	2,930
Personnel provision	2,044	1,807
Funds to be released	4,405	3,934
Obligations on official agreements and rendering of payment services	1,261	1,326
Liabilities from post-employment benefit plans (Note 17e)	2,209	2,083
Other	2,411	6,887
Total	**180,723**	**190,805**
Current	**167,206**	**172,584**
Non-current	**13,517**	**18,221**

e) Commissions and Banking Fees

	01/01 to 12/31/2021	01/01 to 12/31/2020
Credit and debit cards	16,051	13,816
Current account services	7,802	8,002
Asset management	6,217	6,862
Funds	5,435	6,211
Consortia	782	651
Credit operations and Financial guarantees provided	2,848	2,566
Credit operations	1,644	1,232
Financial guarantees provided	1,204	1,334
Collection services	1,928	1,799
Advisory services and Brokerage	3,566	2,867
Custody services	605	573
Other	2,291	1,898
Total	**41,308**	**38,383**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.45

f) Personnel expenses

	01/01 to 12/31/2021	01/01 to 12/31/2020
Compensation	(8,251)	(8,526)
Employees' profit sharing	(5,133)	(3,809)
Welfare benefits	(4,221)	(4,019)
Payroll charges	(3,479)	(3,232)
Dismissals (*)	(710)	(318)
Training	(112)	(105)
Share-based payment (Note 13f)	(127)	(241)
Total	**(22,033)**	**(20,250)**

(*) Includes the effects of the provision for restructuring (Note 20e).

g) Other administrative expenses

	01/01 to 12/31/2021	01/01 to 12/31/2020
Third party services, financial system services, security and transportation	(7,315)	(7,267)
Data processing and telecommunications	(4,573)	(4,159)
Installations	(3,331)	(3,462)
Depreciation and amortization	(3,990)	(3,863)
Advertising, promotions and publicity	(1,310)	(1,053)
Materials	(465)	(321)
Travel expenses	(56)	(79)
Other (*)	(1,160)	(2,001)
Total	**(22,200)**	**(22,205)**

(*) At 12/31/2020 comprises R$ (1,047) related to donations for the initiative "Todos pela Saúde" (All for Health) (Note 20d).

h) Other operating expenses

	01/01 to 12/31/2021	01/01 to 12/31/2020
Selling - credit cards	(4,942)	(4,122)
Operations without no credit granting characteristics, net of provision	(968)	(860)
Amortization of goodwill	(446)	(521)
Claims losses	(590)	(474)
Refund of interbank costs	(394)	(314)
Impairment (*)	(478)	(3,119)
Other	(1,917)	(1,616)
Total	**(9,735)**	**(11,026)**

(*) At 12/31/2020, comprises the effects of impairment of goodwill and intangible assets of Itaú CorpBanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (19).

Note 10 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS (1)	0.65%
Additional income tax	10.00%	COFINS (1)	4.00%
Social contribution on net income (2)	25.00%	ISS up to	5.00%

(1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

(2) Law No. 14,183/21 (conversion of Provisional Measure (MP) No. 1,034/21): published on July 15, 2021, sets forth the increase in the rate of Social Contribution on Net Income of banks, which increased to 25%. For insurance, capitalization and other financial companies, it increased to 20% and for non-financial companies it remained at 9%. The increase in rate is applied as from July 1 to December 31, 2021.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.46

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.47 III—Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedging), as mentioned in Note 20b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022. a) I—Income before income tax and social contribution 39,240 3,742 Charges (income tax and social contribution) at the rates in effect (1) (18,626) (1,684) Increase / decrease to income tax and social contribution charges arising from: Equity income in affiliates and joint ventures 2,608 5,045 Foreign exchange variation on investments abroad 392 5,908 Interest on capital 2,876 2,786 Other nondeductible expenses net of non taxable income (2) 7,176 (18,994) Income tax and social contribution expenses (5,574) (6,939) Related to temporary differences Increase / (reversal) for the period (5,773) 19,370 (Expenses) / Income from deferred taxes (5,773) 19,370 Total income tax and social contribution expenses (11,347) 12,431 (1) It considers that in the first half of 2021 the current IRPJ and CSLL rate is equal to 45% and, in the second half of 2021, it is equal to 50%. (2) Includes temporary (additions) and exclusions. 01/01 to 12/31/2020 Expenses for taxes and contributions Breakdown of Income tax and social contribution calculation on net income: Due on operations for the period 01/01 to 12/31/2021 01/01 to 12/31/2021 01/01 to 12/31/2020 PIS and COFINS (5,412) (3,450) ISS (1,425) (1,329) Other (723) (892) Total (7,560) (5,671) II—Tax expenses:

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	12/31/2021	12/31/2020	12/31/2020	Realization / Reversal	Increase	12/31/2021
Reflected in income			**60,557**	**(22,599)**	**15,940**	**53,898**
Provision for loan losses	69,410	73,403	31,554	(6,274)	6,581	31,861
Related to tax losses and social contribution loss carryforwards	-	-	3,989	(1,517)	121	2,593
Provision for profit sharing	4,952	4,206	1,845	(1,845)	2,164	2,164
Provision for devaluation of securities with permanent impairment	2,310	3,436	1,546	(915)	409	1,040
Adjustments to fair value of Trading securities and Derivative financial instruments	6,099	17,078	8,516	(8,516)	3,096	3,096
Adjustments of operations carried out on the futures settlement market	-	115	56	(56)	-	-
Goodwill on purchase of investments	650	688	297	(5)	-	292
Provision	13,073	13,052	5,671	(1,878)	1,897	5,690
Civil lawsuits	3,029	3,237	1,311	(581)	505	1,235
Labor claims	7,141	6,870	3,035	(1,176)	1,296	3,155
Tax and social security obligations	2,903	2,945	1,325	(121)	96	1,300
Legal liabilities	1,695	1,652	727	(35)	61	753
Other non-deductible provisions	14,102	14,310	6,356	(1,558)	1,611	6,409
Reflected in stockholders' equity			**1,403**	**(345)**	**1,109**	**2,167**
Adjustments to fair value of available for sale securities	2,188	3	5	-	1,109	1,114
Cash flow hedge	1,026	1,685	841	(329)	-	512
Post-employment benefits	1,202	1,240	557	(16)	-	541
Total [(1) (2)]	**116,707**	**130,868**	**61,960**	**(22,944)**	**17,049**	**56,065**
Social contribution for offsetting arising from Option established in article 8° of Provisional Measure n°. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) Deferred Tax Assets are classified in their totality as Non-Current.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.48

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.49 II—2,828 (852) 460 2,436 Depreciation in excess – finance lease 145 (8)—137 Adjustment of deposits in guarantee and provisions 1,287 (20) 46 1,313 Post-employment benefits 180 (178) 4 6 Adjustments to fair value of trading securities and derivative financial instruments 145 (145) 56 56 Adjustments of operations carried out on the futures settlement market 488 (488) 252 252 Other 583 (13) 102 672 223 (198) 50 75 Adjustments to fair value of available for sale securities 220 (198) 47 69 Post-employment benefits 3—3 6 3,051 (1,050) 510 2,511 (*) Deferred Tax Liabilities are classified in their totality as Non-Current. Total (*) The provision for deferred tax liabilities and its changes are represented by: Reflected in income Reflected in stockholders’ equity Increase 12/31/2021 Realization / Reversal 12/31/2020

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2022	15,318	28.6%	466	18.0%	15,784	28.2%	-	0.0%	(142)	5.7%	15,642	29.2%
2023	17,246	32.3%	416	16.0%	17,662	31.5%	-	0.0%	(261)	10.4%	17,401	32.5%
2024	10,643	19.9%	386	14.9%	11,029	19.7%	-	0.0%	(54)	2.2%	10,975	20.5%
2025	2,059	3.9%	217	8.4%	2,276	4.1%	-	0.0%	(37)	1.5%	2,239	4.2%
2026	1,923	3.6%	223	8.6%	2,146	3.8%	-	0.0%	(56)	2.2%	2,090	3.9%
after 2026	6,283	11.7%	885	34.1%	7,168	12.7%	65	100.0%	(1,961)	78.0%	5,272	9.7%
Total	**53,472**	**100.0%**	**2,593**	**100.0%**	**56,065**	**100.0%**	**65**	**100.0%**	**(2,511)**	**100.0%**	**53,619**	**100.0%**
Present value (*)	**47,831**		**2,208**		**50,039**		**52**		**(1,962)**		**48,129**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 12/31/2021, deferred tax assets not accounted for correspond to R$ 1,909 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

c) Current tax liabilities

	12/31/2021	12/31/2020
Taxes and contributions on income payable	2,256	1,317
Other taxes and contributions payable	3,112	2,158
Legal obligation (Note 8b II)	3,020	3,076
Total	**8,388**	**6,551**
Current	**5,234**	**3,067**
Non-current	**3,154**	**3,484**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.50

Note 11 - Fixed assets

Fixed assets [1]	Anual depreciation rates	Cost	Depreciation	Impairment	12/31/2021 Residual	12/31/2020 Residual
Real Estate		**5,911**	**(3,463)**	**(110)**	**2,338**	**2,508**
Land	-	553	-	-	553	560
Buildings and Improvements	4% to 10%	5,358	(3,463)	(110)	1,785	1,948
Other fixed assets		**14,019**	**(10,383)**	**(37)**	**3,599**	**3,485**
Installations and Furniture and equipament	10% to 20%	3,043	(2,254)	(10)	779	916
Data processing systems	20% to 50%	8,753	(6,937)	(27)	1,789	1,749
Other [2]	10% to 20%	2,223	(1,192)	-	1,031	820
Total		**19,930**	**(13,846)**	**(147)**	**5,937**	**5,993**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022

(2) Other refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.51

Note 12 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**24,446**	**2,812**	**6,269**	**7,636**	**3,201**	**44,364**
Acquisitions [3]	-	5	731	3,499	3,413	7,648
Disposals	-	-	(62)	(2)	(200)	(264)
Exchange variation	(989)	(155)	(236)	-	(20)	(1,400)
Other [4]	-	(15)	(569)	-	-	(584)
Balance at 12/31/2021	**23,457**	**2,647**	**6,133**	**11,133**	**6,394**	**49,764**
Amortization						
Balance at 12/31/2020	**(18,348)**	**(1,338)**	**(3,504)**	**(3,265)**	**(1,378)**	**(27,833)**
Amortization expenses [2]	(962)	(109)	(795)	(940)	(787)	(3,593)
Disposals	-	-	24	-	200	224
Exchange variation	464	67	124	-	2	657
Other [4]	-	14	265	-	-	279
Balance at 12/31/2021	**(18,846)**	**(1,366)**	**(3,886)**	**(4,205)**	**(1,963)**	**(30,266)**
Impairment (Note 9h)						
Balance at 12/31/2020	**(2,235)**	**(789)**	**(204)**	**(383)**	-	**(3,611)**
Increase	-	-	-	(440)	-	(440)
Reversals	-	-	33	-	-	33
Exchange variation	232	77	-	-	-	309
Balance at 12/31/2021	**(2,003)**	**(712)**	**(171)**	**(823)**	-	**(3,709)**
Book value						
Balance at 12/31/2021	**2,608**	**569**	**2,076**	**6,105**	**4,431**	**15,789**
Balance at 12/31/2020	**3,863**	**685**	**2,561**	**3,988**	**1,823**	**12,920**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the expenses on financial operation.

(3) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.

(4) Includes reclassifications of Software licenses necessary to put data processing systems into use, in the net amount of R$ 327.

Goodwill and Intangible Assets from Aquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 2,581 (R$ 3,530 at 12/31/2020).

ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized on June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú Corpbanca, in the amounts of R$ 1,593 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions on June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 9h).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.52

Note 13 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	12/31/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2021 (2)	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil at 12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad at 12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Result of delivery of treasure shares	-	(17,433,727)	(17,433,727)	379
Treasury shares at 12/31/2021 (1)	**-**	**24,244,725**	**24,244,725**	**(528)**
Outstanding shares at 12/31/2021	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

(2) Partial spin-off (Note 2d).

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

	12/31/2021	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value at 12/31/2021	19.09	20.95

b) Dividends

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

On October 14, 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED approved the payment of interest on capital, replacing the monthly dividend for November and December, in the net amount of R$ 0.015 per share, having as calculation basis the final ownership position registered on October 29, 2021 and November 30, 2021. Additionally, the payment of interest on supplementary capital was also approved, in the net amount of R$ 0.224868 per share, resulting in the total amount of R$ 2,199 million to be distributed net of taxes.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.53

I - Breakdown of dividends and interest on capital

	12/31/2021
Statutory individual net income	26,236
Adjustments:	
(-) Legal reserve - 5%	(1,312)
Dividend calculation basis	**24,924**
Minimun mandatory dividend - 25%	6,231
Dividend and Interest on Capital Paid / Accrued	**6,231**

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**4,179**	**(407)**	**3,772**
Dividends - 10 monthly installments paid from February to November 2021	0.0150	1,466	-	1,466
Interest on capital - 1 monthly installment paid on December 2021	0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,894**	**(435)**	**2,459**
Interest on capital - 1 monthly installment paid on 01/03/2022	0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022	0.2249	2,587	(388)	2,199
Interest on capital	0.0116	134	(21)	113
Total from 01/01 to 12/31/2021		**7,073**	**(842)**	**6,231**
Total from 01/01 to 12/31/2020		**4,988**	**(485)**	**4,503**

c) Capital reserves and profit reserves

	12/31/2021	12/31/2020
Capital reserves	**2,247**	**2,323**
Premium on subscription of shares	284	284
Share-based payment plan	1,962	2,038
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**56,752**	**40,434**
Legal [(1)]	13,651	12,339
Statutory [(2)]	43,101	28,095

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 12/31/2021	01/01 to 12/31/2020	12/31/2021	12/31/2020
ITAÚ UNIBANCO HOLDING	**26,236**	**18,961**	**144,564**	**136,699**
Amortization of goodwill	-	(30)	3	2
Hedge of net investments in foreign operations	(267)	(241)	63	1
Other	546	-	27	-
ITAÚ UNIBANCO HOLDING PRUDENTIAL	**26,515**	**18,690**	**144,657**	**136,702**

e) Non-controlling interests

	Stockholders' equity		Net Income	
	12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Itaú CorpBanca	9,075	9,391	(828)	2,801
Itaú CorpBanca Colombia S.A.	469	502	(19)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	708	576	(177)	(119)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	559	456	(138)	(49)
Other	44	38	(11)	(7)
Total	10,855	10,963	(1,173)	2,626

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.54

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.55 f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. 01/01 to 12/31/2021 01/01 to 12/31/2020 Partner Plan (Note 9f) (127) (241) Share-based plan (370) (489) Total (497) (730) Expenses on share-based payment plans are presented in the table below: Change in the Partner Program 01/01 to 12/31/2021 01/01 to 12/31/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New (1) 14,583,318 10,488,126 Delivered (11,652,700) (11,408,109) Cancelled (2,278,382) (2,093,468) Closing balance 36,943,996 36,291,760 Weighted average of remaining contractual life (years) 1.80 1.69 Market value weighted average (R$) 16.71 23.37 (1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 2d), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.56 II—01/01 to 12/31/2021 01/01 to 12/31/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New (1) 21,767,235 18,329,108 Delivered (10,818,958) (10,574,321) Cancelled (1,541,260) (568,490) Closing balance 36,814,248 27,407,231 Weighted average of remaining contractual life (years) 1.04 1.21 Market value weighted average (R$) 23.59 31.22 (1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 2d), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Variable Compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.57 Note 14 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING. • The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular: Dexco S.A. (1), Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 2d). • Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 2d). • Pension Plans: Fundação Itaú Unibanco—Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING PRUDENTIAL, created exclusively for employees. • Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING PRUDENTIAL its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. • Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) New legal name of Duratex S.A.

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Interbank investments		**2,301**	**18,539**	**84**	**63**
Other	9.15%	2,301	18,539	84	63
Securities and derivative financial instruments (assets and liabilities)		**5,214**	**1,609**	**269**	**(7)**
Copagaz - Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,082	950	71	1
Itaúsa S.A.	CDI + 2% to 2.4%	1,200	771	74	1
Águas do Rio 4 SPE S.A.	CDI + 3.5%	1,574	-	60	-
Aegea Saneamento e Participações S.A.	CDI + 1.5% to 2.9%	844	-	34	-
Other	CDI + 3.5%	514	(112)	30	(9)
Loan operations		**667**	**727**	**38**	**57**
Alpargatas S.A.	100% CDI / 2.5% to 6%	105	65	4	36
Dexco S.A.	CDI + 1.45%	546	515	31	19
Other	CDI + 1.5%	16	147	3	2
Foreign exchange portfolio (assets and liabilities)		**-**	**34**	**(2)**	**34**
Itaú Europa Luxembourg S.A.		-	34	(2)	34
Deposits received under securities repurchase agreements		**(495)**	**(5,304)**	**(72)**	**(27)**
ITB Holding Brasil Participações Ltda.		-	(4,915)	(33)	(6)
Itaú Rent Administração e Participações Ltda.	100% SELIC	(46)	(128)	(3)	(3)
Dexco S.A.	82% to 99% CDI	(15)	(49)	(1)	(2)
Alpargatas S.A.	99% to 101% CDI	(22)	(107)	(1)	(11)
Águas do Rio 4 SPE S.A.	99% CDI	(32)	-	(3)	-
Águas do Rio 1 SPE S.A.	99% CDI	(13)	-	(1)	-
Aegea Saneamento e Participações S.A.	97% to 99.3% CDI	(158)	-	(5)	-
Other	100% SELIC / 100% CDI / 75% to 96%	(209)	(105)	(25)	(5)
Deposits		**(9,178)**	**(5,142)**	**(156)**	**(263)**
Itauseg Participações S.A.	100% CDI	(2,934)	(838)	(19)	(155)
Itaú Corretora de Seguros S.A.	100% CDI	(766)	(1,044)	(32)	(26)
ITB Holding Brasil Participações Ltda.	100% CDI	(358)	(191)	(13)	(11)
Itaú Rent Administração e Participações Ltda.	100% CDI	(194)	(864)	(11)	(21)
Itau Chile Inversiones, Servicios Y Administracion S.A.	100% CDI	(543)	(596)	(5)	(3)
Provar Negócios de Varejo Ltda.	100% CDI	(2,143)	(239)	(3)	(7)
Other	100% CDI	(2,240)	(1,370)	(73)	(40)
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(752)**	**(187)**	**(816)**	**(32)**
Itaú Seguros S.A.		(141)	(117)	414	407
Instituto Unibanco		-	123	3	3
Fundação Itaú Unibanco - Previdência Complementar		(78)	(93)	37	30
FUNBEP - Fundo de Pensão Multipatrocinado		(158)	(1)	(172)	6
ConectCar Soluções de Mobilidade Eletrônica S.A.		(8)	(46)	(4)	7
Águas do Rio 4 SPE S.A.		(20)	-	-	-
Águas do Rio 1 SPE S.A.		(12)	-	-	-
Itaúsa S.A.		(10)	1	13	12
Other		(325)	(54)	(1,107)	(497)
Rent		**-**	**-**	**(271)**	**(261)**
Itaú Rent Administração e Participações Ltda.		-	-	(160)	(154)
Itaú Seguros S.A.		-	-	(36)	(37)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(34)	(28)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(3)	(3)
Other		-	-	(38)	(39)
Sponsorship		**12**	**12**	**(14)**	**(16)**
Associação Cubo Coworking Itaú		12	12	(14)	(16)
Donation		**-**	**(500)**	**-**	**(828)**
Fundação Itaú para Educação e Cultura		-	(500)	-	(826)
Other		-	-	-	(2)

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the period correspond to:

	01/01 to 12/31/2021	01/01 to 12/31/2020
Fees	(435)	(575)
Profit sharing	(205)	(109)
Post-employment benefits	(9)	(9)
Share-based payment plan	(119)	(228)
Total	**(768)**	**(921)**

Total amounts related to share-based payment plan, personnel expenses and post-employment benefits are detailed in Notes 13f, 9f and 17, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.58

Note 15 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		12/31/2021		12/31/2020	
		Book value	Fair value	Book value	Fair value (*)
Assets					
Central Bank of Brazil Deposits	(a)	104,592	104,592	90,059	90,059
Money market	(a)	166,140	166,140	237,668	237,668
Voluntary investments with the Central Bank of Brazil	(a)	5,800	5,800	-	-
Interbank deposits	(b)	69,661	69,831	55,553	55,751
Trading securities	(c)	121,460	121,460	167,625	167,625
Available for sale securities	(c)	154,375	154,375	197,779	197,779
Held to maturity securities	(c)	140,956	139,884	42,677	45,207
Derivatives financial instruments	(c)	68,881	68,881	76,104	76,104
Loan, lease and other credit operations	(d)	819,993	821,102	711,441	719,712
(Provision for loan losses)		(44,198)	(44,198)	(47,967)	(47,967)
Liabilities					
Deposits	(b)	860,024	859,929	814,689	814,644
Deposits received under securities repurchase agreements	(a)	271,104	271,104	285,680	285,680
Funds from acceptances and issuance of securities	(b)	143,138	143,057	136,638	136,698
Borrowings and onlending	(b)	97,005	97,041	83,200	83,271
Derivatives financial instruments	(c)	63,974	63,974	79,620	79,620
Subordinated debts	(b)	75,036	75,707	74,916	77,097
Allowance for financial guarantees provided and loan commitments		4,784	4,784	4,250	4,250

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 20d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts –** They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

d) **Loan, lease and other credit operations –** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

Trading securities and Available for sale securities

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.59

Level 2: Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING PRUDENTIAL believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	12/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	**109,426**	**12,026**	**8**	**121,460**	**156,381**	**11,199**	**45**	**167,625**
Government securities - Brazil	**95,440**	**1,979**	**-**	**97,419**	**141,965**	**6,836**	**-**	**148,801**
Financial treasury bills	19,302	-	-	19,302	27,871	-	-	27,871
National treasury bills	29,434	-	-	29,434	72,843	-	-	72,843
National treasury notes	44,323	1,979	-	46,302	38,199	6,836	-	45,035
Brazilian external debt bonds	2,381	-	-	2,381	3,052	-	-	3,052
Government securities - abroad	**5,017**	**-**	**-**	**5,017**	**8,171**	**3**	**-**	**8,174**
Argentina	928	-	-	928	1,475	-	-	1,475
Chile	368	-	-	368	825	3	-	828
Colombia	1,059	-	-	1,059	3,603	-	-	3,603
United States	2,599	-	-	2,599	2,085	-	-	2,085
Italy	-	-	-	-	130	-	-	130
Mexico	19	-	-	19	5	-	-	5
Paraguay	10	-	-	10	3	-	-	3
Peru	7	-	-	7	4	-	-	4
Uruguay	27	-	-	27	41	-	-	41
Corporate securities	**8,969**	**10,047**	**8**	**19,024**	**6,245**	**4,360**	**45**	**10,650**
Shares	2,462	-	-	2,462	2,848	348	-	3,196
Bank deposit certificates	-	74	-	74	-	65	-	65
Real estate receivables certificates	-	121	-	121	-	-	45	45
Fund quotas	**627**	**8,489**	**-**	**9,116**	**552**	**3,402**	**-**	**3,954**
Credit rights	-	6,502	-	6,502	-	2,353	-	2,353
Fixed income	7	1,664	-	1,671	9	972	-	981
Variable income	620	323	-	943	543	77	-	620
Debentures	447	863	-	1,310	643	477	-	1,120
Eurobonds and other	5,433	-	8	5,441	2,202	-	-	2,202
Financial bills	-	42	-	42	-	3	-	3
Other	-	458	-	458	-	65	-	65
Available for sale securities	**81,292**	**70,798**	**2,285**	**154,375**	**101,839**	**92,514**	**3,426**	**197,779**
Government securities - Brazil	**32,467**	**5,556**	**140**	**38,163**	**64,279**	**1,118**	**184**	**65,581**
Financial treasury bills	3,879	-	-	3,879	1	-	-	1
National treasury bills	2,884	-	-	2,884	24,262	-	-	24,262
National treasury notes	21,164	5,556	-	26,720	26,476	1,118	-	27,594
National treasury / securitization	-	-	140	140	-	-	184	184
Brazilian external debt bonds	4,540	-	-	4,540	13,540	-	-	13,540
Government securities - abroad	**37,123**	**-**	**-**	**37,123**	**22,531**	**30,455**	**-**	**52,986**
Argentina	405	-	-	405	2	-	-	2
Chile	15,269	-	-	15,269	739	21,649	-	22,388
Colombia	1,847	-	-	1,847	3,986	-	-	3,986
Korea	-	-	-	-	-	3,936	-	3,936
Spain	-	-	-	-	-	4,870	-	4,870
United States	4,591	-	-	4,591	3,750	-	-	3,750
Mexico	12,389	-	-	12,389	10,227	-	-	10,227
Paraguay	1,447	-	-	1,447	2,947	-	-	2,947
Uruguay	1,175	-	-	1,175	880	-	-	880
Corporate securities	**11,702**	**65,242**	**2,145**	**79,089**	**15,029**	**60,941**	**3,242**	**79,212**
Shares	117	4,171	-	4,288	123	2,990	-	3,113
Rural product note	-	12,671	82	12,753	-	5,770	64	5,834
Bank deposit certificates	-	99	-	99	-	303	-	303
Real estate receivables certificates	-	1,032	-	1,032	-	-	1,010	1,010
Fixed income fund quotas	-	-	-	-	-	264	-	264
Debentures	7,264	37,017	2,063	46,344	11,669	40,592	2,168	54,429
Eurobonds and other	4,309	453	-	4,762	3,237	2,166	-	5,403
Financial bills	-	1,097	-	1,097	-	636	-	636
Promissory notes	-	7,257	-	7,257	-	7,222	-	7,222
Other	12	1,445	-	1,457	-	998	-	998

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.60

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	6	68,723	152	68,881	23	75,976	105	76,104
Swap contracts – Adjustment receivable	-	37,948	90	38,038	-	45,926	93	46,019
Option contracts	3	21,165	62	21,230	4	20,125	12	20,141
Forward contracts	-	2,941	-	2,941	-	1,959	-	1,959
Credit derivatives	-	242	-	242	-	156	-	156
NDF - Non Deliverable Forwards	-	5,943	-	5,943	-	7,596	-	7,596
Other derivative financial instruments	3	484	-	487	19	214	-	233
Liabilities	(3)	(63,846)	(125)	(63,974)	(22)	(79,488)	(110)	(79,620)
Swap contracts – Adjustment payable	-	(34,540)	(111)	(34,651)	-	(51,716)	(109)	(51,825)
Option contracts	(2)	(23,296)	(14)	(23,312)	(13)	(20,318)	(1)	(20,332)
Forward contracts	-	(762)	-	(762)	-	(905)	-	(905)
Credit derivatives	-	(198)	-	(198)	-	(76)	-	(76)
NDF - Non Deliverable Forwards	-	(4,896)	-	(4,896)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(1)	(154)	-	(155)	(9)	(47)	-	(56)

There were no significant transfers between Level 1 and Level 2 in the periods of 12/31/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING PRUDENTIAL in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	45	(137)	-	417	(189)	(128)	8	(2)
Corporate securities	45	(137)	-	417	(189)	(128)	8	(2)
Real estate receivable certificate	45	6	-	220	(163)	(108)	-	-
Debentures	-	(133)	-	173	(20)	(20)	-	-
Eurobonds and other	-	(10)	-	24	(6)	-	8	(2)
Available for sale securities	3,426	(657)	247	1,009	(406)	(1,334)	2,285	(471)
Government securities - Brazil	184	(24)	(20)	-	-	-	140	30
Corporate securities	3,242	(633)	267	1,009	(406)	(1,334)	2,145	(501)
Rural product note	64	(18)	(3)	88	(45)	(4)	82	(28)
Real estate receivable certificate	1,010	(192)	(24)	361	(144)	(1,011)	-	-
Debentures	2,168	(423)	294	560	(217)	(319)	2,063	(473)

	Fair value at 12/31/2020	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	105	46	-	327	(284)	(42)	152	56
Swap contracts – Adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - Liabilities	(110)	72	-	(233)	148	(2)	(125)	(24)
Swap contracts – Adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option contracts	(1)	64	-	(203)	126	-	(14)	22

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.61

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2021		12/31/2020	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(1.07)	(0.57)	(0.06)	(1.17)
	II	(26.87)	(14.26)	(1.39)	(28.93)
	III	(53.92)	(28.37)	(1.89)	(57.44)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(56.04)	-	(10.85)	-
	II	(93.84)	-	(14.60)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.62

Note 16 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING PRUDENTIAL's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income attributable to owners of the parent company	**26,515**	**18,690**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**26,300**	**18,475**
Common	13,338	9,386
Preferred	12,962	9,089
Total net income available to equity owners:		
Common	13,447	9,495
Preferred	13,068	9,195
Weighted average number of shares outstanding		
Common	4,958,290,359	4,958,290,359
Preferred	4,818,741,579	4,801,324,161
Basic earnings per share – R$		
Common	2.71	1.92
Preferred	2.71	1.92

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income available to preferred equity owners	**13,068**	**9,195**
Dividends on preferred shares after dilution effects	74	41
Net income available to preferred equity owners considering preferred shares after the dilution effect	**13,142**	**9,236**
Net income available to ordinary equity owners	**13,447**	**9,495**
Dividend on preferred shares after dilution effects	(74)	(41)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**13,373**	**9,454**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,873,042,114	4,843,233,835
Preferred	4,818,741,579	4,801,324,161
Incremental as per share-based payment plans	54,300,535	41,909,674
Diluted earnings per share – R$		
Common	2.70	1.91
Preferred	2.70	1.91

There was no potentially antidulitive effect of the shares in share-based payment plans in both periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.63

Note 17 – Post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.64

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	12/31/2021	12/31/2020
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables

(2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(3) Refers to estimated long-term projection.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.65

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Fixed income securities	**19,904**	**21,172**	**90.8%**	**91.2%**
Quoted in an active market	19,508	20,804	89.0%	89.6%
Non quoted in an active market	396	368	1.8%	1.6%
Variable income securities	**1,323**	**1,387**	**6.0%**	**5.9%**
Quoted in an active market	1,312	1,378	6.0%	5.9%
Non quoted in an active market	11	9	0.1%	0.0%
Structured investments	**150**	**82**	**0.7%**	**0.4%**
Non quoted in an active market	150	82	0.7%	0.4%
Real estate	**462**	**506**	**2.1%**	**2.2%**
Loans to participants	**73**	**78**	**0.3%**	**0.3%**
Total	**21,912**	**23,225**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to Group companies, with a fair value of R$ 374 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING PRUDENTIAL used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.66

e) Change in the net amount recognized in the balance sheet:

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	12/31/2021								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**1,722**	**(1,575)**	**(278)**	**(131)**	**41**	**(68)**	**(27)**	**(66)**	**(224)**
1 - Cost of current service	-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses [2]	-	-	-	-	(63)	-	(63)	-	(63)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(1,764)**	**817**	**665**	**(282)**	**(725)**	**1,017**	**292**	**81**	**91**
5 - Effects on asset ceiling [4]	-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements	(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demographic assumptions	-	4	-	4	-	-	-	-	4
Changes in financial assumptions	-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan [3]	(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation	2	16	-	18	-	-	-	-	18
Other (8+9+10)	**(1,271)**	**1,381**	**-**	**110**	**(323)**	**-**	**(323)**	**128**	**(85)**
8 - Receipt by destination of resources [4]	-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid	(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor	110	-	-	110	-	-	-	-	110
Amounts end of the period	**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amount recognized in Assets (Note 9a)				48			445	-	493
Amount recognized in Liabilities (Note 9d)				(1,430)			-	(779)	(2,209)

	12/31/2020								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [1]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [2]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [3]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	**-**	**81**	**-**	**-**	-	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 9a)				82			503	-	585
Amount recognized in Liabilities (Note 9d)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated at 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

(4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.67

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Pension plan - FIU	34	43	45
Pension plan - FUNBEP	22	32	5
Total	**56**	**75**	**50**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2022	2023	2024	2025	2026	2027 to 2031
Pension plan - FIU	9.80	1,050	943	984	1,025	1,072	5,862
Pension plan - FUNBEP	9.10	594	614	634	652	667	3,541
Other post-employment benefits	7.09	140	157	149	36	37	209
Total		**1,784**	**1,714**	**1,767**	**1,713**	**1,776**	**9,612**

(*) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders' equity (*)	Present value of liability	Income	Stockholders' equity (*)
Discount rate						
Increase by 0.5%	(835)	-	308	(24)	-	24
Decrease by 0.5%	905	-	(420)	27	-	(27)
Mortality table						
Increase by 5%	(234)	-	87	(10)	-	10
Decrease by 5%	245	-	(91)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	63	-	(63)
Decrease by 1%	-	-	-	(53)	-	53

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021

4.68

Note 18 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING PRUDENTIAL has subsidiaries abroad, basically compose of: Itaú Unibanco S.A. - Grand Cayman Branch, Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Itaú CorpBanca Colombia S.A., Itaú CorpBanca S.A., Banco Itaú Paraguay S.A. and Itau BBA International plc; only at 12/31/2020 New York Branch and Tokyo Branch.

	Net income	
	01/01 to 12/31/2021	01/01 to 12/31/2020
Foreign consolidated	6,628	(110)

Note 19 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Area has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.69

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.70 Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; • Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; • Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; • Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is nonnegotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I—Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.71 The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulations and Policies, Reports. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; • Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); • Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level; • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: • Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; • Î”NII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; • Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.72 ï,· Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At 12/31/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 696, an increase in relation to prior year (R$ 223 at 12/31/2020) due to higher exposure and higher volatility in interest rates. The document “Public Access Report – Market Risk Management and Control Policy“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report—Liquidity Risk Management and Control Policy, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.73 IV – Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. V—Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. • Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; • Credit risk; • Market risk; • Liquidity risk; • Operating risk. These risks are managed independently, according to their special characteristics. VI—Emerging risks They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be incorporated into risk management processes too. VII – Social and Environmental Risk and Climate Risk Social and Environmental risk is the possibility of losses due to exposure to social and/or environmental events related to the activities developed by the ITAÚ UNIBANCO HOLDING CONSOLIDATED. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental risk management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.74 Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED. The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance. Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change for ITAÚ UNIBANCO HOLDING CONSOLIDATED are: energy, transport, materials and construction, agriculture, food and forestry products. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	130,716	119,960
Tier 1	149,912	137,157
Total capital (PR)	169,797	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,153,841	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	13.0%	13.2%
Total capital ratio (%)	14.7%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	2.00%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.00%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/2022, when it reaches 2.5%.

As of December 31, 2021 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,167 (R$17,078 as of December 31, 2020) and the amount of subordinated debt that makes up Tier II capital is R$19,469 (R$14,024 as of December 31, 2020).

The Basel Ratio reached 14.7% on December 31, 2021, with an increase of 0.2 percentage point as compared to 12/31/2020. The main change was the income for the period offset by the increase in loan portfolio.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 77,490 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 34,615 (R$ 23,450 at 12/31/2020), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2021, fixed assets ratio reached 16.9% (24.0% at 12/31/2020), showing a surplus of R$ 56,280 (R$ 39,274 at 12/31/2020).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.75

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.76 II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD • portion related to exposures to credit risk, calculated using the standardized approach; • portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674; • = portion related to capital required for operational risk, calculated based on the standardized approach. a b 12/31/2021 12/31/2020 Credit Risk standardized approach 1,044,344 921,934 Credit risk (excluding counterparty credit risk) 922,824 778,153 Counterparty credit risk (CCR) 42,898 45,674 Of which: standardized approach for counterparty credit risk (SA-CCR) 27,616 27,119 Of which: other CCR 15,282 18,555 Credit valuation adjustment (CVA) 8,102 5,960 Equity investments in funds—look-through approach 5,001 4,897 Equity investments in funds—mandate-based approach 95 623 Equity investments in funds—fall-back approach 824 716 Securitisation exposures—standardized approach 2,195 1,506 Amounts below the thresholds for deduction 62,405 84,405 Market Risk 22,985 27,481 Of which: standardized approach (RWAMPAD) 28,731 34,351 Of which: internal models approach (RWAMINT) 14,751 22,362 Operational Risk 86,512 92,792 Total 1,153,841 1,042,207 RWA

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.77 III—Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Risk and Capital Management – Pillar 3. IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%.

Note 20 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	12/31/2021	12/31/2020
Permanent foreign investments	46,438	38,739
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(55,111)	(82,241)
Net foreign exchange position	**(8,673)**	**(43,502)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

ITAÚ UNIBANCO HOLDING PRUDENTIAL monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;
ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy;
iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020;
iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);
v) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021;
vi) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses;
vii) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha);

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.78

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.79 viii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and ix) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN; ITAÚ UNIBANCO HOLDING PRUDENTIAL identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 and 2021 in loan and financing operations, especially for micro, small and mediumsized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in December 2021 is R$ 21,492. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING PRUDENTIAL maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In December 2021 this portfolio amount to R$ 31.1 billion. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 5.4% decrease at the current period in applications of renegotiation and extension of terms for loan operations as the economic situation changed. In December 2021, 80.1% of the loan operations portfolio generated by means of these initiatives was current, 1.8% was in a grace period, 6.5% was past due between 15 and 90 days and 11.6% was past due for over 90 days; (d) the allowance for loan losses in the amount of R$ 49,482 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING PRUDENTIAL accounted for 241% as compared to 320% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented a decrease of 16.9% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING PRUDENTIAL a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -2.0% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, the instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; and (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING PRUDENTIAL. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 4.80 There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING PRUDENTIAL maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING CONSOLIDATED contributed for the purchase and distribution of food staples.

e) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING PRUDENTIAL, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 12/31/2021	01/01 to 12/31/2020
Regulatory non-recurring result	**(1,307)**	**1,340**
Provision for restructuring	(747)	(220)
Gain on the partial disposal of interest in XP INC	-	3,193
Mark to market of collateralized securities	-	(1,031)
Donation to "Todos pela Saúde" ("All for Health")	-	(834)
Reclassification - Investment IRB	-	379
Increase in the rate Social Contribution	(233)	-
Impairment, provision for property return and amortization	(445)	-
Impairment of goodwill and intangible assets – Itaú CorpBanca	-	(19)
Other	118	(128)

f) Subsequent event

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING PRUDENTIAL will acquire 50.1% of IDEAL's total voting capital for approximately R$ 650, then holding the company's control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING PRUDENTIAL may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING PRUDENTIAL, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING PRUDENTIAL will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements will occur after the required regulatory approvals.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2021 | 4.81

(A free translation of the original in Portuguese) www.pwc.com.br Corporativo | Interno Itaú Unibanco Holding S.A. and subsidiaries—Prudential Conglomerate Financial statements at December 31, 2021 and independent auditor’s report

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br 2 Corporativo | Interno (A free translation of the original in Portuguese) Independent auditor’s report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the “Bank”), which comprise the prudential consolidated balance sheet as at December 31, 2021 and the prudential consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2—“Presentation of the Consolidated Financial Statements”. In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Itaú Unibanco Holding S.A. as at December 31, 2021, and the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2—“Presentation of the Consolidated Financial Statements” and 3—“Significant Accounting Policies” to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br 2 Corporativo | Interno (A free translation of the original in Portuguese) Independent auditor’s report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the “Bank”), which comprise the prudential consolidated balance sheet as at December 31, 2021 and the prudential consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2—“Presentation of the Consolidated Financial Statements”. In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Itaú Unibanco Holding S.A. as at December 31, 2021, and the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2—“Presentation of the Consolidated Financial Statements” and 3—“Significant Accounting Policies” to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4 Corporativo | Interno In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process for the preparation of the consolidated financial statements of the Prudential Conglomerate. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as going concern.

5 Corporativo | Interno • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of associates and joint ventures to express an opinion on the Bank’s financial statements. We are responsible for the direction, supervision and performance of the audit, considering these investees. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other things, the scope and timing of planned audit engagements and significant audit findings, including significant deficiencies in internal controls that may have been identified during our engagements. São Paulo, February 25, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3